Exhibit 99.3

Disclosure Regarding Forward-Looking Information

This Annual Report contains forward-looking information with respect to NOVA Chemicals. By its nature, forward-looking information requires us to make assumptions and is subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that our assumptions may not be correct and that actual results may vary from the forward-looking information. Forward-looking information for the time periods beyond 2008 involves longer-term assumptions and estimates than forward-looking information for 2008 and is consequently subject to greater uncertainty. We caution readers of this Annual Report not to place undue reliance on our forward-looking information as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information.

The words “believe,” “expect,” “plan,” “intend,” “estimate,” or “anticipate” and similar expressions, as well as future or conditional verbs such as “will,” “should,” “would,” and “could” often identify forward-looking information. Specific forward-looking information contained in this Annual Report includes, among others, statements regarding: our expected financial performance in future periods; our beliefs about investing in our stock and that the company is built for success in a high-cost energy environment; our beliefs about and expectations for our Olefins/Polyolefins business unit, including our belief that this business unit has tremendous upside potential in a high-cost energy environment, our expectation that this business unit may have a sustained period of strong earnings, our expectation that ethylene/polyethylene markets conditions will remain strong through at least 2009, our beliefs about future oil and natural gas prices and that our Alberta Advantage has entered a new, higher range that will exceed the long-term average for the foreseeable future, our beliefs about and expectations for our Advanced SCLAIRTECH technology polyethylene business, including our expectation that volumes will continue to grow and margins will be more stable throughout the industry cycle, our expectations with respect to the timing, costs and amounts of polyethylene capacity expansions and modernization projects at our Alberta and Ontario facilities, and our beliefs about expansion of ethane extraction capabilities in Alberta, including our expectations concerning the potential production capacities of the proposed development of an ethane extraction plant with Aux Sable Canada Ltd. and our expectations concerning our letter of intent with Williams Energy Canada to evaluate off-gas streams from the Alberta oil sands to extract ethane; our beliefs and expectations regarding our Performance Styrenics business unit, including our expectation that this business unit will become a meaningful contributor to our revenue and earnings by the end of 2008, our beliefs about our styrenic polymer Performance Products and the advantages they can provide for our customers, our belief that our styrenic polymer Performance Products can earn significant margins over standard products, and our plans for and expectations of our downstream businesses and ventures, including our belief that we are past the investment phase with respect to these businesses and ventures and they are positioned for revenue growth; our beliefs and expectations concerning our expanded joint venture with INEOS, including the target of $80 million in additional per year synergies, and our beliefs regarding the joint venture’s future actions; our expectations with respect to the global styrenics industry and our belief that there are improving market fundamentals that will lead to increased operating rates and restored profitability; our beliefs about INEOS NOVA’s leverage to improvements in industry profitability and how that will impact our earnings; our beliefs about lower Canadian corporate tax rates; our competitive advantages; and ability to compete successfully; and general economic conditions.

With respect to forward-looking information contained in this Annual Report, we have made material assumptions regarding, among other things: future oil, natural gas, natural gas liquids and benzene prices; our ability to obtain raw materials; our ability to market products successfully to our anticipated customers; the impact of increasing competition; corporate tax rates; capacity additions; global GDP growth; and our ability to obtain financing on acceptable terms. Some of our assumptions are based upon internal estimates and analyses of current market conditions and trends, management plans and strategies, economic conditions and other factors and are necessarily subject to risks and uncertainties inherent in projecting future conditions and results.

Some of the risks that could affect our future results and could cause results to differ materially from those expressed in our forward-looking information include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; our ability to implement our business strategy; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand, including customer acceptance of our higher value polyethylene manufactured using Advanced SCLAIRTECH technology and our styrenic polymer Performance Products; changes in, or the introduction of new laws and regulations relating to our business, including environmental, competition and employment laws; loss of the services of any of our executive officers; uncertainties associated with the North American, South American, European and Asian economies; terrorist attacks; severe weather and other risks detailed from time to time in our publicly filed disclosure documents and securities commission reports.

Our forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this Annual Report, and except as required by applicable law, we undertake no obligation to update publicly this forward-looking information to reflect new information, subsequent events or otherwise.

2007 Financial Review Table of Contents

24	Management’s Discussion & Analysis	66	Consolidated Six-Year Review	75	Notes to Consolidated Financial Statements

65	Trademark Information	67	Consolidated Financial Statements	116	Shareholder Value

23

Management’s Discussion & Analysis

The following Management’s Discussion and Analysis (MD&A) should be read in conjunction with the information contained in the Consolidated Financial Statements and the notes thereto starting on page 67. This MD&A is based upon financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). These accounting principles are different in some respects from those generally accepted in the United States, and the significant differences are described in Note 21 to the Consolidated Financial Statements. References may be made to several non-GAAP measures throughout this MD&A. These measures are discussed in Supplemental Measures on page 54. This MD&A is the responsibility of management. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit, Finance and Risk Committee comprised exclusively of independent directors. The Audit, Finance and Risk Committee reviews this disclosure and recommends its approval by the Board of Directors. This MD&A was prepared as of Feb. 7, 2008.

All references in this Annual Report, including the MD&A to “NOVA Chemicals,” the “Company,” “we,” “us,” and similar terms refer to NOVA Chemicals Corporation alone or together with its consolidated subsidiaries and affiliates, depending on the context in which such terms are used. All amounts are presented in U.S. dollars unless otherwise noted.

NOVA Chemicals — A Plastics and Chemical Company

NOVA Chemicals is a plastics and chemical company whose products are used in a wide variety of applications, including food and electronics packaging, industrial materials, appliances and a variety of consumer goods.

The Company operates two business units and holds a 50% interest in a major joint venture with INEOS Group Limited (INEOS), called INEOS NOVA.

BUSINESS UNITS

•              Olefins/Polyolefins manufactures and sells ethylene, polyethylene (PE) and chemical and energy co-products.

•              Performance Styrenics manufactures and sells expandable polystyrene (EPS) in North America and higher-value styrenic Performance Polymers. This business unit also has interests in EPS-based downstream ventures and businesses for end-use consumer and industrial applications.

INEOS NOVA

•              INEOS NOVA is a 50:50 joint venture between NOVA Chemicals and INEOS that manufactures and sells styrene, solid polystyrene (SPS) and EPS.

Until Sep. 30, 2007, NOVA Chemicals operated a commodity styrenics business unit known as STYRENIX, which manufactured and sold styrene and SPS in North America. It also manufactured and sold SPS and EPS in Europe through NOVA Innovene, its 50:50 joint venture with INEOS.

On Oct. 1 2007, NOVA Chemicals and INEOS expanded their European joint venture to include the North American styrene and SPS businesses of both companies. NOVA Chemicals no longer reports the results of its STYRENIX business unit but rather its interest in INEOS NOVA. This MD&A includes discussion and analysis of INEOS NOVA’s results of operations and outlook, and the styrenics market due to the Company’s significant investment in INEOS NOVA.

Figure 1. NOVA Chemicals’ business structure.

NOVA Chemicals		INEOS NOVA
Olefins/Polyolefins	Performance Styrenics
Ethylene	ARCEL® and DYLARK® resins	North American Styrene and SPS
Polyethylene	EPS-based Business Ventures	European SPS and EPS
Co-Products	North American EPS	SPS-based Specialty Polymers
Styrene Equity Position

24  Management’s Discussion & Analysis

Key Drivers of Financial Performance

NOVA Chemicals’ earnings and cash flow are primarily influenced by the margins earned on the products it manufactures. Margin is the difference between the selling price of products and the direct cost to produce and distribute them. Margins for companies in the plastics and chemical industry are driven by the supply/demand balance and tend to be cyclical.

SUPPLY/DEMAND BALANCE — THE KEY DRIVER OF PROFITABILITY

The supply/demand balance, as measured by industry operating rates, is generally the best indicator of profitability in the plastics and chemical industry. During peak conditions, when operating rates tend to be high, prices and margins tend to increase as customers attempt to secure scarce supply to meet their production needs. Conversely, during trough conditions, which tend to occur when operating rates are low, margins tend to decrease since there is ample supply to meet customer demand.

NOVA Chemicals’ low-cost position provides for enhanced earnings leverage during the peak of the commodity business cycle.

PLASTICS AND CHEMICAL INDUSTRY EARNINGS ARE CYCLICAL

By its nature, profitability in the plastics and chemical industry is cyclical. Demand growth is driven by economic growth, which is relatively consistent over time. In contrast, new product supply grows in large increments through the construction of large new plants, which generally require significant capital and lead-time of four to six years to complete.

As industry operating rates increase, prices and producers’ margins tend to increase. Extended periods of profitability encourage new investment in plants to serve growing demand. New supply added in excess of demand growth causes industry operating rates and profitability to decline. Periods of reduced profitability deter investment in new plants and force high-cost, unprofitable producers to rationalize capacity. Continued demand growth and lack of new investment lead to tightening capacity utilization and a return to increased profitability. This alternating pattern of supply surplus and shortage creates the earnings cycles that are typical in commodity industries.

PRICE, VOLUME AND COST INFLUENCE PROFITABILITY

Price is driven by feedstock costs

Pricing for NOVA Chemicals’ polymer and chemical products is based on the amount its customers are willing to pay for its products compared to similar available or competing products. Prices can change rapidly as a result of feedstock costs and fluctuations in the supply/demand balance. While feedstock costs heavily influence the price of NOVA Chemicals’ products, margins drive profitability.

Volume is driven by economic growth

Sales volumes for plastics and chemical products are most heavily influenced by economic growth, a key driver of demand. Sales volumes may also be influenced by short-term changes in customer buying patterns which are driven primarily by expectations of price volatility. Anticipation of higher prices or limited product availability can motivate customers to purchase beyond short-term needs and build inventories. Conversely, expectations of lower prices can motivate customers to delay purchases and consume inventories. These short-term buying patterns can create quarterly earnings volatility for plastics and chemical producers and are not necessarily representative of longer-term profitability.

Costs — feedstock cost advantage is critical to sustained profitability

Feedstock costs are the single largest component of NOVA Chemicals’ costs and account for 70-80% of the total cost of its products. NOVA Chemicals’ primary feedstocks include ethane, crude oil, propane, butane and condensates, while INEOS NOVA’s primary feedstocks are benzene and ethylene. Feedstock costs heavily influence the price of NOVA Chemicals’ products, and in recent years, feedstock cost volatility has led to rapid changes in product prices. Since feedstock costs represent the most significant portion of total production costs, a feedstock cost advantage, like NOVA Chemicals’ Alberta Advantage, can lead to enhanced profitability relative to industry peers and is the key to sustainable profitability throughout the cycle.

The remaining 20-30% of total cost of the Company’s products consist of variable conversion costs and fixed costs such as: plant operating and distribution costs; selling, general and administrative costs (SG&A); and research and development costs (R&D). SG&A costs represent all direct and most indirect expenses incurred in directing and managing the Company. R&D costs relate to technical activities that support the development and commercialization of new products, technologies and applications.

Management’s Discussion & Analysis  25

NOVA Chemicals’ Earnings Sensitivities

The following table illustrates how changes in various factors could affect NOVA Chemicals’ profitability, assuming all other factors are held constant. Changes in the opposite direction would have the opposite effect.

Potential Impact to NOVA Chemicals’ Profitability of:

	(billions of pounds)			(millions of U.S. $)
			Annual	Annual		Annual
	Annual		Before - Tax	After-Tax		Earnings
	Production		Income	Income		Per Share
(as of Jan. 1, 2008)	Capacity	(1)	Increase	Increase	(2)	Increase	(3)
Increase of U.S. 1¢ per pound in profit margin
Ethylene(4)	5.0		$50	$35		$0.42
PE	3.6		36	25		0.30
Styrene(5)	1.9		19	19		0.23
SPS(5)	1.9		19	19		0.23
EPS(6)	0.4		4	4		0.04
Decrease in natural gas cost by U.S. 10¢ per mmbtu(7)	—		11	8		0.10
Decrease in benzene cost by U.S. 10¢ per gallon(5)	—		20	20		0.30
Decrease in Canadian dollar of 1¢ vs. U.S. dollar(8)	—		11	7		0.08

(1)         Estimate based on current production capacity assuming 100% utilization.

(2)         Assumes 31% corporate tax rate, except for styrene, SPS, and EPS which are not subject to taxes due to use of net operating loss carry forwards. See Note 15 on page 97.

(3)         Based on 83.5 million shares.

(4)         Excludes 1.6 billion pounds ethylene capacity that is subject to toll and margin-sharing agreements.

(5)         Represents NOVA Chemicals’ 50% share of INEOS NOVA’s production.

(6)         NOVA Chemicals’ North American EPS production.

(7)         Natural gas cost includes gas purchased for ethane extraction and gas consumed as fuel at production sites.

(8)         Represents impact to fixed costs and depreciation related to changes in the Canadian dollar.

26  Management’s Discussion & Analysis

2007 Financial Overview

NOVA Chemicals’ Highlights
(millions of U.S. dollars, except per share amounts and where noted)	2007	2006	2005
Total assets	$4,836	$4,077	$5,178
Total long-term liabilities	$2,315	$2,350	$2,623
Revenue	$6,732	$6,519	$5,616
Adjusted EBITDA(2)
Olefins/Polyolefins
Joffre Olefins	$ 588	$ 587	$ 340
Corunna Olefins	209	93	79
Polyethylene	196	141	234
Eliminations	(18)	(4)	13
Total Olefins/Polyolefins	975	817	666
Performance Styrenics	(5)	(17)	7
INEOS NOVA Joint Venture(1)	17	(43)	(102)
Corporate	(102)	(153)	(110)
Adjusted EBITDA(2)	885	604	461
Operating Income (loss)(2)	$ 553	(680)	3
Net income (loss)	$ 347	$ (703)	$ (101)
Net income (loss) per common share
Basic	$ 4.19	$ (8.52)	$ (1.22)
Diluted	$ 4.16	$ (8.52)	$ (1.22)
Dividends per share (in Canadian dollars)	$ 0.40	$ 0.40	$ 0.40
Weighted-average common shares outstanding (millions)
Basic	83	83	83
Diluted	84	83	83

(1)     On Oct. 1, 2007, NOVA Chemicals expanded its European joint venture to include NOVA Chemicals’ STYRENIX and INEOS’ North American styrenics businesses. As a result, NOVA Chemicals re-segmented its business and restated all prior periods accordingly. The 2007 annual INEOS NOVA joint venture’s results are comprised of the results from the first nine months of the former NOVA Chemicals’ STYRENIX business unit and NAS® and ZYLAR® resins (formerly included in Performance Styrenics), as well as NOVA Chemicals’ 50% share of INEOS NOVA’s results for the last three months of 2007.

(2)     See Supplemental Measures on page 54.

Changes in NOVA Chemicals’ Net Income (Loss)
(millions of U.S. dollars)	2007 vs. 2006	2006 vs. 2005 (1)
Higher operating margin(2)	$278	$ 146
Lower (higher) research and development	1	(1)
Lower (higher) selling, general and administrative	2	(2)
Lower (higher) restructuring charges	899	(817)
Lower (higher) depreciation and amortization	53	(9)
Higher interest expense	(7)	(55)
Higher (lower) gains and losses	19	(7)
(Higher) lower income tax expense	(195)	143
Increase (decrease) in net income	$1,050	$(602)

(1)         Restated — See Note 2 to the Consolidated Financial Statements.

(2)         Operating margin equals Revenue less Feedstock and operating costs.

Management’s Discussion & Analysis  27

Consolidated Financial Results of Operations

2007 VERSUS 2006

Net Income was $347 million, or $4.16 per share diluted in 2007, compared to net loss of $703 million, or $8.52 per share loss in 2006. The Company’s 2006 results were negatively impacted by a number of items totaling $847 million after-tax. In addition to lower restructuring changes in 2007, margins improved for ethylene and PE as industry price increases, driven by record industry feedstock costs, outpaced the Company’s Alberta-based feedstock costs. In addition, costs were significantly lower as a result of restructuring activities.

NOVA Chemicals had several items impacting its 2007 results that roughly offset each other.

Items Impacting 2007 Results	After-tax impact (millions)
Restructuring	$(55)
Impact of stronger Canadian dollar	(25)
Canadian rail strike	(8)
Sale of Chesapeake, Virginia, facility and other land	14
Canadian federal tax rate reduction benefit and foreign tax settlement	78
Total Impact	$ 4

Revenue was $6,732 million in 2007, up from $6,519 million in 2006. Average prices for all of the Company’s products increased in 2007, particularly in the second half of the year. In addition, PE sales volume set a new record due to strong demand in North American and global markets.

Feedstock and Operating Costs were $5,598 million in 2007, down from $5,663 million in 2006. Despite higher crude oil and benzene prices, the Company’s total feedstock costs declined in 2007, due primarily to lower feedstock purchases by INEOS NOVA. While industry feedstock costs increased significantly, the Company’s feedstock costs increased less in comparison due largely to its advantaged Alberta-based feedstock.

Depreciation and Amortization expense was $246 million in 2007, down from $299 million in 2006. Expenses were lower in 2007 due to NOVA Chemicals’ STYRENIX asset write-down that occurred at the end of 2006. The impact of this reduction was partially offset by higher depreciation expense resulting from a stronger Canadian dollar.

Selling, General and Administrative expenses were $199 million in 2007, down slightly from $201 million in 2006. Costs were lower in 2007 as realized savings from cost-reduction efforts offset the increase in stock based compensation expense (net of the forward transactions) and profit sharing.

Research and Development expenses were $50 million in 2007, down slightly from $51 million in 2006.

Restructuring Charges were $86 million before-tax ($55 million after-tax) in 2007, down from $985 million before-tax ($861 million after-tax) in 2006. NOVA Chemicals has undertaken a series of restructuring actions, both alone and with its partner INEOS, to improve the cost structure of its styrenics business (see Note 13 on page 95 for details).

Interest Expense (Net) was $175 million in 2007, up from $168 million in 2006. The increase in interest expense is due to higher accounts receivable securitization balances, increased draws on the revolving credit facilities and higher interest rates during 2007 compared to 2006.

Other Gains were $20 million before-tax ($14 million after-tax) in 2007, up from $1 million before-tax in 2006. In 2007, NOVA Chemicals sold the previously shut-down Chesapeake, Virginia, facility and other incidental land.

Income Tax Expense (Recovery) was a $51 million expense in 2007, compared to a $144 million recovery in 2006. The year-over-year change was due to strong earnings in Canada in 2007, which lead to higher tax expense and the tax recovery related to the large write-down of STYRENIX assets in 2006 (see page 56 for details).

28  Management’s Discussion & Analysis

2006 VERSUS 2005

Net Loss in 2006 was $703 million, or $8.52 per share loss, due primarily to a number of items totaling $847 million after-tax. The largest of these items was a $772 million STYRENIX non-cash asset write-down (see page 56 for details). 2006 results compare to a net loss of $101 million, or $1.22 per share loss, in 2005.

Items Impacting 2006 Results	After-tax impact (millions)
Restructuring (including STYRENIX non-cash asset write-down)	$(861)
Corunna facility start-up delay	(25)
Mutual insurance company wind-up costs	(13)
Corunna facility outage (June)	(8)
Canadian tax-rate reduction benefit	60
Total impact	$(847)

Revenue was $6,519 million in 2006, up from $5,616 million in 2005. The increase was primarily due to higher sales volumes due to improved operations at the Company’s manufacturing sites in 2006, as well as higher product selling prices. In 2005, a series of planned and unplanned outages of the Joffre and Corunna ethylene and PE plants limited production. Selling prices for NOVA Chemicals’ products increased in 2006 as higher industry-wide feedstock costs and strong demand led to price increases.

Feedstock and Operating Costs were $5,663 million in 2006, up from $4,906 million in 2005. The increase was primarily due to higher feedstock consumption, driven by increased production at NOVA Chemicals’ plants and higher crude oil and benzene prices in 2006.

Depreciation and Amortization expense was $299 million in 2006, up from $290 million in 2005. Expenses were higher in 2006 as the Company began to depreciate new assets installed as part of the Corunna ethylene flexi-cracker and Bayport, Texas, styrene modernization projects. Expenses were also higher in 2006 as the Company began to amortize the costs of the Corunna maintenance turnaround that occurred in late 2005.

Selling, General and Administrative expenses were $201 million in 2006, up slightly from $199 million in 2005. Despite higher expenses in 2006, the Company realized savings in the fourth quarter related to its restructuring and cost-reduction efforts.

Research and Development expenses were $51 million in 2006, up slightly from $50 million in 2005.

Restructuring Charges were $985 million before-tax ($861 million after-tax) in 2006, up from $168 million before-tax ($125 million after-tax) in 2005. NOVA Chemicals has undertaken a series of restructuring actions, both alone and with its joint venture partner INEOS, to improve the cost structure of its styrenics business. (See Note 13 on page 95 for details).

Interest Expense (Net) was $168 million in 2006, up from $113 million in 2005, due to higher average debt levels and higher interest rates.

Other Gains were $1 million in 2006, down from $8 million in 2005. The 2005 gains primarily relate to a tax settlement with the U.S. Internal Revenue Service.

Income Tax Recovery was $144 million recovery in 2006, up from $1 million recovery in 2005. The increased recovery is largely the result of the tax recovery related to the write-down of STYRENIX assets in 2006 (see page 56 for details).

Management’s Discussion & Analysis  29

Olefins/Polyolefins Business Unit

The Olefins/Polyolefins business unit produces and sells ethylene, PE resins and co-products from its two manufacturing centers located in Alberta and Ontario, Canada. The business is built on its significant and growing feedstock cost advantage in Alberta, world-scale and energy-efficient manufacturing facilities and proprietary Advanced SCLAIRTECHTM and gas-phase polyethylene technology.

The Olefins/Polyolefins business unit contains three reporting segments:

1)         Joffre Olefins, which produces and sells ethylene and co-products and includes the Joffre, Alberta, site’s three ethylene crackers.

2)         Corunna Olefins, which produces and sells ethylene and co-products and includes the Corunna, Ontario, ethylene flexi-cracker.

3)         Polyethylene, which produces and sells PE and includes both the Alberta and Ontario based PE assets. In addition, the Polyethylene segment licenses its proprietary process technology and catalysts.

Figure 2. Olefins/Polyolefins Business Unit Snapshot

Reporting Segment	Primary Products	Annual Capacity	Manufacturing Sites	Key Feedstocks
Joffre Olefins	Ethylene	4.8 Blbs	Joffre, Alberta	Ethane
	Co-products	0.8 Blbs
Corunna Olefins	Ethylene	1.85 Blbs	Corunna, Ontario	Crude Oil
	Co-products	4.7 Blbs		Condensate
Propane and Butane
Polyethylene	Low-density PE	3.6 Blbs	Joffre, Alberta	Ethylene
	High-density PE		Mooretown, Ontario	(internally supplied by
	Linear-low density PE		St. Clair River, Ontario	Joffre/Corunna Olefins)
Advanced SCLAIRTECH PE

2007 OLEFINS/POLYOLEFINS HIGHLIGHTS

–             Record Olefins/Polyolefins adjusted EBITDA of $975 million

–             Record Alberta Advantage of 17¢ per pound

–             Record PE sales volume of 3,375 million pounds, including a record 624 million pounds of export sales

–             Record sales volume and adjusted EBITDA for PE produced using Advanced SCLAIRTECH technology

–             Increased Joffre-based PE annual production capacity by 100 million pounds

–             Announced intent to evaluate two separate projects to expand low cost ethane feedstock supply in Alberta

Market Overview

ETHYLENE is the most widely produced petrochemical in the world and is the primary feedstock used in the production of PE. It is a key building block for a variety of polymers and other chemicals used to manufacture products such as packaging, containers, films and construction products. Ethylene is primarily transported via pipeline and is regionally traded. Ethylene margins typically reach peak conditions when operating rates are at or above 90% of nameplate capacity.

POLYETHYLENE is used to produce consumer end-use applications, such as packaging film, plastic bags, toys and bottles, and is the most widely used plastic material in the world. Industrial applications include storage drums, industrial wrap, retail packaging and building products. PE resin is globally traded with established merchant markets. PE margins typically reach peak conditions when operating rates exceed 90% of nameplate capacity.

30   Management’s Discussion & Analysis

CO-PRODUCTS are produced in the ethylene manufacturing process and can be grouped into two categories: chemical co-products and energy co-products. Chemical co-products include propylene, benzene and butadiene - building blocks that are used to make items such as tires, carpet and clothing fibers, and household goods. Energy co-products include gasoline blending components and fuel oil. The profitability of co-products depends on energy prices and the supply/demand balance for each co-product. The choice of ethylene feedstock mix determines the type and volume of co-products manufactured.

Business Overview

NOVA Chemicals’ largest-volume product is ethylene, which is the key feedstock for the production of PE. The Company produces ethylene and co-products at its Joffre, Alberta, and Corunna, Ontario, manufacturing complexes. These sites are large, energy-efficient and among the lowest-cost in the world.

JOFFRE OLEFINS produces and sells ethylene and co-products and includes three world-scale ethylene crackers in Joffre, Alberta, where NOVA Chemicals operates the largest ethylene and PE complex in the world. NOVA Chemicals’ share of production capacity from the Joffre crackers, which excludes Dow Chemical Company’s 50% interest in the Ethylene 3 (E3) cracker, is 4.8 billion pounds per year and represents approximately 75% of the Company’s total nameplate ethylene production capacity. Approximately half of NOVA Chemicals’ production capacity at Joffre supports internal PE production, while the remainder is sold to third parties. The Joffre crackers have the capacity to produce approximately 830 million pounds per year of ethylene co-products such as hydrogen, propylene, and C4 and C5 hydrocarbons.

The primary feedstock of the Joffre ethylene crackers is ethane, which is extracted from natural gas by third-party straddle plant operators and delivered to the Joffre site via pipeline. The majority of ethane used at the Joffre site is extracted and delivered under medium- to long-term contracts. The Company can also directly purchase ethane and has the flexibility to use propane to meet a portion of its feedstock requirements when the economics are favorable.

ALBERTA ADVANTAGE — ETHYLENE PRODUCTION COST ADVANTAGE

The Joffre site enjoys an ethylene production cost advantage over similar U.S. Gulf Coast (USGC) ethylene plants, known as the “Alberta Advantage.” This advantage is due to:

–             Structurally lower ethane costs — Since there is no significant commercial market for ethane in Alberta, NOVA Chemicals buys natural gas, plus pays an extraction and delivery fee, to replace the energy content of the ethane removed from the gas stream. Therefore, its feedstock costs are directly linked to the natural gas price in Alberta. In comparison, its USGC peers pay a market price for ethane, which often sells at a substantial premium to the underlying natural gas value. Alberta’s historically lower cost of natural gas, due to structural transportation differentials, and more efficient ethane extraction plant infrastructure compared to the USGC, also contribute to the Company’s feedstock cost advantage.

–             Lower ethane-to-ethylene conversion costs — The scale and efficiency of NOVA Chemicals’ newer, larger ethylene crackers enable the Company to convert feedstocks to ethylene at a lower cost than its USGC peers.

The combination of these factors has historically yielded an average cash-cost advantage of 7¢ per pound of ethylene versus a typical USGC natural gas liquid (NGL)-based ethylene cracker.

Alberta Advantage enters a new, higher range

In 2007, NOVA Chemicals realized a record cash-cost advantage of 17¢ per pound of ethylene, exceeding the previous record of 11¢ per pound set in 2006. Strong demand for ethane on the USGC, coupled with record high crude oil prices, pushed USGC ethane prices to record levels. In comparison, Alberta ethane prices, which are linked to natural gas prices, remained stable for most of the year. The Alberta Advantage increased each quarter in 2007 and reached an all-time high of 27¢ per pound in the fourth quarter. Since the only major use for ethane is as a feedstock for production of ethylene, USGC ethane prices generally follow the prices of other ethylene feedstocks such as propane and naphtha, which closely follow crude oil prices. Figure 3 shows the strong link between USGC ethane prices and WTI crude oil. Figure 4 shows the strong correlation between the Alberta Advantage and WTI crude oil prices.

Management’s Discussion & Analysis   31

Figure 3.	Figure 4.

While this ethylene cost advantage will continue to fluctuate from year to year, NOVA Chemicals expects that the structural advantages associated with the lower cost of ethane feedstock in Alberta and the efficiency gained from its large-scale Joffre facility are sustainable. The Company believes that the Alberta Advantage has entered a new, higher range that will exceed the long term average for the foreseeable future due to the:

•             Continued strong link between crude oil prices and USGC ethane costs.

•             Likelihood that WTI crude oil prices will remain well above historical averages.

•             Prospect of stable North American natural gas prices due to start-up of new gas pipelines and new liquefied natural gas (LNG) import capacity.

Future Ethane Feedstock Supply

In 2007, NOVA Chemicals announced it was evaluating opportunities to expand the supply of advantaged ethane feedstock in Alberta.

NOVA Chemicals reached an agreement with Williams to evaluate processing current and future off-gas streams from the Alberta oil sands to extract ethane for use in the Company’s Joffre, Alberta, facility. Under the terms of the agreement, Williams would modify the existing oil sands off-gas liquids fractionation facility near Redwater, Alberta, to enable extraction of ethane and ethylene. Development of this project is progressing well. This facility is expected to produce up to 20,000 barrels per day of ethane and begin operating as early as 2011.

NOVA Chemicals and Aux Sable Canada Ltd. are exploring alternatives for the removal of ethane from the Alliance Pipeline.

CORUNNA OLEFINS produces and sells ethylene and co-products that result from the manufacture of ethylene and processing of crude oil and other feedstocks. The Corunna ethylene flexi-cracker has annual production capacity of 1.85 billion pounds of ethylene and 4.7 billion pounds of co-products following the recent completion of an expansion and modernization project. Most of Corunna’s ethylene production is consumed by NOVA Chemicals’ PE plants and INEOS NOVA’s styrene monomer plant in Sarnia, Ontario, while the majority of its co-products are sold to third parties.

Corunna Flexi-cracker’s Advantages

The Corunna facility has three distinct advantages relative to typical USGC naphtha based crackers:

1)         Access to a diverse range of feedstock types from various geographies

2)         Flexibility to process a wide range of feedstock types

3)         Access to end-use markets

32   Management’s Discussion & Analysis

The facility’s location in the Sarnia, Ontario, region gives it access to a large variety of feedstocks from both local and global sources. The Corunna facility can access NGLs such as propane and butane from local producers, Western Canada or the United States. The Corunna facility can also access crude oil and condensates from North America and overseas via marine transportation and pipelines.

Corunna’s manufacturing assets have the flexibility to process a large range of feedstocks and produce diverse chemical and energy co-products. NOVA Chemicals is able to quickly adjust Corunna’s feedstock slate between crude oil, crude oil derivatives and NGLs to maximize margins as market conditions fluctuate. Corunna’s crude oil processing unit allows NOVA Chemicals, unlike most of its peers, to purchase crude oil and produce its own naphtha when it is economically favorable to do so - while most producers must purchase naphtha at market prices. Finally, Corunna’s location in the heart of major markets for both the U.S. and Canada greatly reduces freight costs and delivery times to customers.

POLYETHYLENE produces and sells linear low-density polyethylene (LLDPE), low-density polyethylene (LDPE) and high-density polyethylene (HDPE).

NOVA Chemicals has approximately 3.6 billion pounds of annual PE production capacity from its Mooretown and St. Clair River sites in Ontario and its two units in Joffre, Alberta. During 2007, the Company increased the capacity of its two Joffre PE plants by 50 million pounds each, for a total of 100 million pounds, with minimal capital investment.

Advanced SCLAIRTECH technology enables production of differentiated PE

One of the Joffre PE plants — PE2 — utilizes Advanced SCLAIRTECH technology to manufacture and sell higher value SURPASS® and SCLAIR® PE resins. SURPASS resins deliver a unique combination of properties not found in traditional PE resins and are used in film applications, such as food packaging; injection molding applications, such as ice cream containers and packaging lids; and rotational molding applications, such as dumpsters and industrial storage containers. SCLAIR resins are used in a variety of flexible packaging applications.

NOVA Chemicals is one of only three PE companies worldwide with independent, patented process and single-site catalyst technologies which enable the Company to produce differentiated higher-value PE resins on a commercial scale. Made with patented Advanced SCLAIRTECH technology and proprietary single-site catalysts, NOVA Chemicals’ octene co-polymer resins deliver enhanced value to customers because of their performance attributes and processing benefits. They therefore are expected to generate higher, more sustainable margins throughout the chemical industry cycle.

In 2007, NOVA Chemicals sold 885 million pounds of PE produced using Advanced SCLAIRTECH technology, selling out the Joffre PE2 unit’s capacity. In response to the growing demand for resins made with Advanced SCLAIRTECH technology, NOVA Chemicals increased the annual capacity of the Joffre PE 2 plant by 50 million pounds in 2007. By early 2009, the Company plans to increase annual capacity by another 100 million pounds to a total of 1 billion pounds with minimal capital investment.

Figure 5.

Management’s Discussion & Analysis   33

PE exports — logistical advantage

NOVA Chemicals’ PE is primarily sold into North American markets. The Company has also historically sold 10 - 15% of its total sales volume to China, other Asian countries and Europe. In 2007, NOVA Chemicals exported a record 624 million pounds, which represents 19% of its total PE sales. Higher international PE selling prices, driven by high global feedstock costs and strong demand, created significant export opportunities for North American producers.

NOVA Chemicals has a distinct advantage over its USGC peers when exporting PE to China through its packaging joint venture located in Tianjin, China. The Company ships bulk PE resin out of the Port of Vancouver to Tianjin where it is bagged for distribution to customers in China. The combination of efficient packaging operations and favorable bulk shipping rates from Vancouver allow the Company to enjoy a logistics advantage exporting to China compared to its USGC peers.

PE Technology Licensing — capturing value from proprietary technology

NOVA Chemicals licenses its proprietary SCLAIRTECHTM technology and NOVACAT TM family of catalysts. The Company’s SCLAIRTECH technology is licensed for use in 11 plants around the world. In India, one of the fastest growing economies in the world, NOVA Chemicals’ SCLAIRTECH technology is now used in nearly 40% of the country’s total PE production.

Since Joffre’s PE2 plant is now fully commercialized, NOVA Chemicals intends to license Advanced SCLAIRTECH technology.

NOVACAT catalysts are a series of advanced Ziegler-Natta catalysts designed specifically for gas-phase PE reactors that can produce butene and hexene LLDPE with improved performance characteristics and manufacturing economics.

Outlook for Olefins/Polyolefins Business Unit

NOVA Chemicals believes that there are several factors supporting a sustained period of strong earnings from Olefins/Polyolefins:

1. CONTINUED STRONG ETHYLENE/PE MARKET CONDITIONS THROUGH AT LEAST 2009

NOVA Chemicals expects global PE supply and demand balances to remain strong through at least 2009 based on the following expectations:

•             Limited capacity additions in North America

•             Continued delays in planned global PE capacity additions due to shortages of skilled labor, increased lead times for fabricated components, and increased costs

•             Global GDP growth of 3.5% from 2008-2012 as forecasted by economic consultant Global Insight. The Chinese and Indian economies continue to register near double-digit growth rates for plastics and chemicals and the developed economies of the world continue to grow.

34   Management’s Discussion & Analysis

Figure 6.

Figure 6 (left) shows NOVA Chemicals’ global PE operating rate forecast until 2012. This forecast includes NOVA Chemicals’ view of new capacity additions and Global Insight’s Feb. 14, 2008, global GDP forecast, which calls for a recession in the U.S. in the first half of 2008, and assumes that global PE demand grows at 1.5 times GDP. Even with a significant U.S. economic slowdown, the Company expects strong global PE operating rates through at least 2009.

2. ALBERTA ADVANTAGE IN A NEW, HIGHER RANGE

Record high crude oil prices, strong demand for USGC ethane and moderate North American natural gas prices contributed to the record Alberta Advantage in 2007. Continued high crude oil prices are expected to continue to support high USGC ethane prices. In contrast, continued high natural gas inventories in North America along with the start-up of new natural gas pipelines and increased LNG import capacity would support moderate natural gas prices. Continued dislocation of natural gas prices relative to crude oil prices would likely lead to a sustained Alberta Advantage that is well above the historical average of 7¢ per pound.

3. NOVA CHEMICALS’ FAST PAYBACK PE DEBOTTLENECK OPPORTUNITIES

In 2007, NOVA Chemicals increased the production capacity of its two Joffre-based PE plants by a total of 100 million pounds and has announced plans to further expand capacity by another 150 million pounds (50 million pounds at the gas-phase PE plant and 100 million pounds at the Advanced SCLAIRTECH PE plant) by early 2009 with minimal capital investment.

In January 2008, the Company also announced plans for a series of modernization and expansion projects at its two PE sites in the Sarnia, Ontario, region. These projects are expected to increase annual capacity by up to 250 million pounds, improve reliability, and upgrade the product slate at these sites. These projects, which will be implemented in stages in 2008 and 2009, are expected to cost a total of $80 million and should have approximately a two-year payback.

4. LOWER CANADIAN CORPORATE TAX RATES

In 2007, the Canadian federal government announced a series of reductions to the corporate income tax rate. In combination with similar tax rate reductions enacted in 2006, NOVA Chemicals’ corporate tax rate is expected to drop from 33.1% in 2007 to 26% in 2012. Since the Olefins/Polyolefins business results are predominantly taxed at the Canadian federal rate, lower tax rates will translate Olefins/Polyolefins results into higher earnings for NOVA Chemicals.

Management’s Discussion & Analysis   35

Olefins/Polyolefins Financial Highlights

(millions of U.S. dollars, except as noted)	2007	2006	2005
Revenue
Joffre Olefins(1)	$ 1,803	$ 1,744	$ 1,704
Corunna Olefins(1)	2,075	1,997	1,430
Polyethylene(1)	2,022	1,922	1,628
Eliminations	(1,367)	(1,382)	(1,176)
	$ 4,533	$ 4,281	$ 3,586
Adjusted EBITDA(2)
Joffre Olefins	$588	$ 587	$ 340
Corunna Olefins	209	93	79
Polyethylene	196	141	234
Eliminations(3)	(18)	(4)	12
	$ 975	$ 817	$ 665
Operating income(2)
Joffre Olefins	$531	$ 537	$ 290
Corunna Olefins	144	36	30
Polyethylene	127	75	172
Eliminations(3)	(18)	(4)	12
	$ 784	$ 644	$ 504
Polyethylene Sales Volumes (millions of pounds)
Advanced SCLAIRTECH resins(4)	885	854	730
All other polyethylene resins	2,490	2,385	2,111
	3,375	3,239	2,841

(1)         Before inter-segment eliminations between the business units.

(2)         See Supplemental Measures on page 54.

(3)         Represents inter-segment profit eliminations.

(4)         PE resins produced using Advanced SCLAIRTECH technology at the Joffre site, including SCLAIR and SURPASS resins.

Olefins/Polyolefins Operating Highlights

	2007				Annual
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4	2007	2006	2005
Benchmark Principal Product Prices:(1)
Ethylene(2)	$ 0.40	$ 0.45	$ 0.50	$ 0.60	$ 0.49	$ 0.48	$ 0.44
PE — linear low-density butene liner(3)	$ 0.56	$ 0.62	$ 0.67	$ 0.75	$ 0.65	$ 0.65	$ 0.60
PE — weighted-average benchmark(4)	$ 0.58	$ 0.64	$ 0.70	$ 0.77	$ 0.68	$ 0.67	$ 0.63
Benchmark Raw Material Prices:(1)
AECO natural gas (dollars per mmBTU)(5)	$ 6.32	$ 6.43	$ 4.96	$ 6.26	$ 5.99	$ 5.75	$ 7.25
NYMEX natural Gas (dollars per mmBTU)(6)	$ 6.96	$ 7.56	$ 6.13	$ 7.03	$ 6.92	$ 7.26	$ 8.55
WTI Crude Oil (dollars per barrel)(7)	$58.27	$65.03	$75.38	$90.68	$72.34	$66.21	$56.56

(1)         Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other chemical company.

(2)         Source: Chemical Market Associates, Inc. (CMAI) - USGC Net Transaction Price.

(3)         LLDPE butene liner. Source: Townsend Polymer Services Information (TPSI).

(4)         Prices weighted according to NOVA Chemicals’ sales volume mix in North America. Source for benchmark prices: TPSI.

(5)         Source: Canadian Gas Price Reporter, weighted-average daily spot gas prices, values in millions of British Thermal Units (mmBTU).

(6)         Source: NYMEX Henry Hub 3-Day Average Close, values in mmBTU.

(7)         Source: NYMEX WTI daily spot-settled price average for calendar month.

36   Management’s Discussion & Analysis

Discussion of Financial Results

In 2007, the Olefins/Polyolefins business unit delivered record results due to a record Alberta Advantage, strong domestic PE demand and record PE exports. The business delivered record results despite the sharp increase in the Canadian dollar which increased 17% compared to the U.S. dollar since the end of 2006.

JOFFRE OLEFINS, 2007 VERSUS 2006

Revenue was $1,803 million in 2007, up from $1,744 million in 2006. Total ethylene sales were 2% higher in 2007 compared to 2006 due to stronger merchant ethylene demand and higher internal consumption of ethylene for Joffre PE production. In addition, average selling prices for ethylene and co-products, which were 2% higher in 2007.

Feedstocks and Operating Costs were $1,205 million in 2007, up from $1,143 million in 2006. Costs increased in 2007 due to higher Alberta natural gas prices, which were 3% higher in 2007, and stronger consumption of feedstocks to support higher ethylene sales. In addition, costs were negatively impacted by the appreciation of the Canadian dollar in 2007.

In 2007, NOVA Chemicals realized an average cash-cost advantage of 17¢ per pound of ethylene versus its USGC peers, the highest in Company history. The Alberta Advantage increased from 11¢ per pound in 2006, as strong demand for ethane on the USGC, coupled with high crude oil prices, pushed USGC ethane prices to record levels. Alberta ethane costs, which closely track natural gas prices, remained stable for most of the year.

Adjusted EBITDA was a record $588 million in 2007, up slightly from $587 million in 2006. Margins in 2007 remained at a similar high level to 2006 as stronger revenue offset the impact of higher feedstock costs and a stronger Canadian dollar. The expansion of the Alberta Advantage, which was primarily due to higher USGC feedstock costs, enabled NOVA Chemicals to maintain margins while industry margins declined.

JOFFRE OLEFINS, 2006 VERSUS 2005

Revenue was $1,744 million in 2006, up from $1,704 million in 2005. Revenue increased as higher ethylene and co-product selling prices in 2006, which were 6% higher in 2006, more than offset lower sales volumes, which were 4% lower in 2006. Sales volumes were lower due to slightly weaker demand from third-party ethylene customers.

Feedstocks and Operating Costs were $1,143 million in 2006, down from $1,353 million in 2005 due primarily to lower Alberta natural gas prices, which were 21% lower in 2006 compared to 2005.

In 2006, NOVA Chemicals’ Alberta Advantage averaged 11¢ per pound of ethylene, the highest in Company history at the time, compared to 6¢ per pound in 2005. The Alberta Advantage increased from 2005 as strong demand for ethane on the USGC, coupled with high energy prices, pushed USGC ethane prices to near-record levels. Alberta ethane costs, which closely track natural gas prices, remained stable for most of the year.

Adjusted EBITDA was $587 million in 2006, up significantly from $340 million in 2005. The year-over-year improvement is due to lower feedstock costs and higher ethylene selling prices.

CORUNNA OLEFINS, 2007 VERSUS 2006

Revenue was $2,075 million in 2007, up from $1,997 million in 2006. The year-over-year improvement was due primarily to increased ethylene sales, which were 9% higher in 2007 due to stronger internal demand for ethylene. Co-product revenue in 2007 was down slightly compared to 2006. Higher selling prices for energy and chemical co-products, which rose in response to higher WTI crude oil prices, mostly offset the impact of lower energy co-product sales.

Feedstocks and Operating Costs were $1,856 million in 2007, down slightly from $1,885 million in 2006. Costs in 2007 were lower, despite higher feedstock prices, primarily due to reduced feedstock purchases from lower energy co-products sales. The average WTI crude oil price was 9% higher in 2007 compared to 2006; however, NOVA Chemicals’ crude oil costs increased 4% due to the flow through of costs. In addition, gains from the Company’s feedstock purchasing program totaling $36 million in 2007 contributed to lower feedstock costs.

Management’s Discussion & Analysis 37

Adjusted EBITDA was $209 million in 2007, up from $93 million in 2006. The improvement was due primarily to higher selling prices for co-products which were 15% higher than 2006. Despite the sharp rise in industry crude oil costs in the second half of 2007, Corunna’s crude oil costs in 2007 were only 4% higher than 2006 due to the flow through of costs. Gains from NOVA Chemicals’ feedstock purchasing program minimized the year-over-year increase in feedstock costs and contributed to the adjusted EBITDA improvement.

CORUNNA OLEFINS, 2006 VERSUS 2005

Revenue was $1,997 million in 2006, up from $1,430 million in 2005 due to higher selling prices and sales volumes.

Compared to 2005, average ethylene selling prices were 18% higher in 2006, while energy and chemical co-product prices were 22% higher in 2006. Energy co-product prices were driven by higher crude oil prices in 2006, while chemical co-product prices were driven by higher propylene and butadiene prices.

Total sales volumes were approximately 16% higher in 2006 due to improved operations at the Corunna ethylene flexi-cracker. In 2005, the Corunna facility experienced an unplanned shutdown in the second quarter due to a power outage and a delayed re-start in the fourth quarter following the facility’s expansion and modernization project.

Feedstocks and Operating Costs were $1,885 million in 2006, up from $1,334 million in 2005. Costs increased in 2006 due to higher feedstock prices and higher feedstock consumption driven by increased production at the Corunna flexi-cracker.

Adjusted EBITDA was $93 million in 2006, up from $79 million in 2005. The year-over-year improvement was due primarily to higher average selling prices and sales volumes which more than offset higher feedstock and operating costs.

POLYETHYLENE, 2007 VERSUS 2006

Revenue was $2,022 million in 2007, up from $1,922 million in 2006. The year-over-year improvement was primarily due to higher PE sales volume. PE sales volumes in 2007 were a record 3,375 million pounds, up 4% compared to 2006 due to record PE exports and sales of PE manufactured using Advanced SCLAIRTECH technology and solid domestic demand for standard resins.

International sales volumes rose 48% to 624 million pounds in 2007 compared to 423 million pounds in 2006. International sales represented approximately 19% of total PE sales volume in 2007, up from 13% in 2006 as strong international PE pricing, driven by higher global production costs and robust demand, supported profitable export opportunities.

Sales of PE manufactured using Advanced SCLAIRTECH technology totaled a record 885 million pounds in 2007, up from 854 million pounds in 2006. Sales increased due to continued market penetration of higher value products.

Feedstocks and Operating Costs were $1,772 million in 2007, up slightly from $1,747 million in 2006. Feedstock and operating costs were higher in 2007 as lower ethylene unit costs, which were 5% lower than 2006, were offset by higher PE sales volume, which required 4% more ethylene consumption. All of the ethylene feedstock consumed by the Polyethylene reporting segment is supplied by the Company’s Joffre, Alberta and Corunna, Ontario, facilities.

Adjusted EBITDA in 2007 was $196 million, up from $141 million in 2006. The year-over-year improvement was due to higher PE sales volumes and increased margins, despite higher costs related to the stronger Canadian dollar.

POLYETHYLENE, 2006 VERSUS 2005

Revenue was $1,922 million in 2006 compared to $1,628 million in 2005. Revenue grew in 2006 due to increased sales volumes and higher average selling prices.

Sales volume was 14% higher in 2006 due to improved ethylene availability from both the Joffre and Corunna ethylene plants. In 2005, ethylene production at Joffre and Corunna was constrained due to a tornado that damaged third-party NGL extraction facilities in Alberta, as well as planned and unplanned outages at the Corunna flexi-cracker. In addition, average PE prices were 4% higher in 2006.

International sales volumes rose 6% to 423 million pounds in 2006 compared to 398 million pounds in 2005. International sales increased in 2006, representing 13% of total PE sales volume in 2006 versus 14% in 2005, as the Company pursued profitable export opportunities, particularly in the fourth quarter.

In 2006, sales of total PE made with Advanced SCLAIRTECH technology increased 17% to 854 million pounds which exceeded the plant’s nameplate capacity.

38 Management’s Discussion & Analysis

Feedstocks and Operating Costs were $1,747 million in 2006, up from $1,360 million in 2005. Feedstock and operating costs rose in 2006 due to higher PE production and feedstock consumption and higher average prices for ethylene.

Adjusted EBITDA was $141 million in 2006, down from $234 million in 2005. The year-over-year decline was primarily due to higher feedstock costs, which more than offset higher PE revenue.

Performance Styrenics Business Unit

Performance Styrenics is a growing business unit that produces unique styrenic Performance Polymers and standard EPS, and has a portfolio of EPS-based downstream ventures and businesses that aim to create and capture value beyond the sale of EPS resin. Specifically, the Performance Styrenics unit contains the following:

•	ARCEL and DYLARK Performance Polymers

•	North American EPS

•	EPS-based downstream ventures: ElemixTM concrete additive, IMxTM technology, NOVA Chile EPS molding operations, and joint venture interests in Accelerated Building Technologies and NOVIDESA.

BUSINESS OVERVIEW

Performance Styrenics’ portfolio of products and ventures applies proprietary technology to the energy-efficiency benefits of EPS to help customers reduce their costs and environmental impact (see Figure 7). For example, several of the ventures’ building and construction products enable builders to create structures that have higher energy efficiency than traditional homes, in less time and using fewer skilled workers. Performance Polymers like ARCEL resins can reduce the amount of protective packaging used which leads to lower packaging and logistics costs and reduced packaging waste. These benefits are especially important in a high-energy cost and sustainability driven environment. As a result, NOVA Chemicals’ premium-products can earn higher margins over standard, non-differentiated products.

Styrenic Performance Polymers are used in protective packaging, automotive interiors, food packaging and consumer goods. The products created by the EPS-based downstream ventures are used in premium beverage applications as well as in the building and construction industry. Standard EPS resins are used in the production of packaging for food and consumer products and in insulation for the building and construction industry.

Currently, sales of standard EPS resins account for the majority of Performance Styrenics’ revenue. As a result, profitability of the business unit is dependent on the cyclical supply/demand balance for EPS. As sales from Styrenic Performance Polymers and the downstream business ventures grow, Performance Styrenics offers the prospect of enhanced earnings stability throughout the chemical cycle.

Figure 7. EPS Technology Value Chain

Management’s Discussion & Analysis 39

STYRENE FEEDSTOCK

Styrene is the primary feedstock for the production of NOVA Chemicals’ EPS and styrenic Performance Polymers. NOVA Chemicals’ minority interest in LyondellBasell’s Chemical Company’s Channelview, Texas, propylene oxide/styrene monomer (PO/SM) facility supplies 400 million pounds per year of cost-competitive styrene to the Performance Styrenics business unit, meeting virtually all of its styrene requirements.

EXPANDABLE POLYSTYRENE

NOVA Chemicals has the capacity to produce 370 million pounds per year of standard EPS at its production facilities in Monaca (Beaver Valley), Pennsylvania, and Painesville, Ohio. NOVA Chemicals’ downstream businesses and ventures build on the foundation of EPS resin technology to create new consumer and industrial applications that deliver enhanced value.

STYRENIC PERFORMANCE POLYMERS

NOVA Chemicals has annual production capacity of approximately 160 million pounds for styrenic Performance Polymers, which are manufactured at its Beaver Valley facility and through tolling agreements with outside manufacturing partners. Approximately 105 million pounds per year of ZYLAR and NAS Performance Polymers capacity was transferred to the INEOS NOVA joint venture that commenced operations on Oct.1, 2007.

ARCEL resin is a performance resin that is molded into foam for protective packaging and used by producers of damage-sensitive goods such as electronics, appliances, and furniture. Packaging made from ARCEL resin is resilient, tough and flexible and can reduce product breakage and returns. In addition, packaging made from ARCEL resin is compact, which reduces overall package size and packaging waste and decreases transportation and fuel consumption costs for finished goods, contributing to the sustainability goals of NOVA Chemicals’ customers.

NOVA Chemicals has annual ARCEL resin production capacity of 70 million pounds between NOVA Chemicals’ Beaver Valley, PA, facility and the ARCEL finishing plant in Ningbo, China. The finishing plant provides a local source of ARCEL resin in Asia and is operated under a long-term strategic partnership with Loyal Chemical Industrial Corporation.

DYLARK resins are used in automotive applications, such as soft instrument panels, structural consoles, roof-mounted LCD video supports and interior trim. DYLARK resins are specified for their temperature resistance, stiffness and strength, lot-to-lot consistency and exceptional foam adhesion.

DOWNSTREAM VENTURES USE EPS TECHNOLOGY TO CAPTURE VALUE

NOVA Chemicals’ Performance Styrenics business unit has a portfolio of downstream ventures that seek to capture value beyond the manufacturing and sale of plastic resins. The ventures are based on the attributes of EPS which offers energy-efficiency and insulating benefits to customers looking for superior product performance and enhanced sustainability.

Through strategic relationships with downstream partners, NOVA Chemicals plans to leverage its intellectual property and market expertise to earn royalty revenue and create pull-through sales of the Company’s standard polymers and Performance Polymers. This combination of technology licensing and sales of finished products is expected to generate and sustain profits throughout the chemical industry cycle. Descriptions of the key ventures and 2007 business activities follow:

•

Elemix Concrete Additive contains proprietary polymeric spheres that have been specially formulated for use in concrete. By distributing uniformly in concrete, Elemix additive provides lighter weight concrete and enhanced durability in structural and non-structural concrete applications. Structures built with lightweight concrete made with Elemix additive require less supporting structural steel and offer superior insulating properties compared to traditional concrete. NOVA Chemicals recorded its first sale of Elemix additive in 2007.

•

Accelerated Building Technologies is a 50:50 joint venture between NOVA Chemicals and Dietrich Metal Framing, a Worthington Industries company. This joint venture develops and manufactures durable, energy-saving, composite wall systems under the trademark accelETM for residential, commercial and light industrial use. These systems combine the insulating and lightweight characteristics of EPS with the strength of light-gauge steel framing. The joint venture commercialized its first product in 2007. Its products have successfully passed key structural and environmental performance testing that have allowed it to make initial sales in each of its target segments: residential, commercial and light industrial.

40 Management’s Discussion & Analysis

•

Insulating Concrete Forms (ICFs) are molded EPS forms that can be interlocked and filled with concrete to become the foundations and walls of structures such as residential homes. Structures built with ICFs are more energy-efficient and require less maintenance than traditional buildings. ICF structures can better withstand damage caused by hurricanes and earthquakes and are easy to assemble, potentially reducing both construction time and labor costs. Currently, ICFs are produced and marketed in North and South America through NOVIDESA, in the U.S. through toll manufacturers, and in Chile through NOVA Chile.

•

NOVIDESA is a 50:50 joint venture formed by NOVA Chemicals and Grupo IDESA, that produces and sells building systems such as ICFs and steel-reinforced EPS partition wall panels and decking that target the rapidly growing Mexican construction market. The joint venture also sells EPS in Mexico. During 2007 NOVIDESA doubled its sales of building and construction systems from 2006.

•

NOVA Chile is fully owned by NOVA Chemicals and operates two EPS molding plants in Quilicura and El Tepual, Chile, which mold products for local fish and produce packaging, housing and construction markets. NOVA Chile continues to grow and provide industry leading products to the Chilean construction market.

•

IMx technology for cups and containers enables NOVA Chemicals to produce labeled cups in a single-step process. These cups combine the superb insulation properties of EPS with the outstanding graphics quality traditionally offered only by paper. The Company is pursuing both direct sales of cups and containers, as well as technology licensing opportunities. During 2007, NOVA Chemicals signed a licensing agreement with the exclusive provider of hot beverage cups to a globally recognized quick-service restaurant chain in Singapore and also with a leading consumer products company in Europe for ice cream containers.

•

LRM Industries is a 50:50 joint venture with Envirokare Composite Corp. that plans to commercialize TPF ThermoPlastic FlowformingTM technology, an emerging process technology for low pressure, fully automated molding of long-fiber reinforced thermoplastic and unreinforced thermoplastic large structural parts. During 2007, LRM commercialized its Sheetless ThermoFormingTM process technology, which is a proprietary, one-step, low-cost process for producing conventional single-sheet thermoformed parts.

Outlook for Performance Styrenics Business Unit

In 2007, NOVA Chemicals continued to make progress growing its Performance Styrenics business unit. NOVA Chemicals believes that its Performance Styrenics business unit now has the infrastructure, intellectual property, and organization in place to deliver a return on the investment made over the last few years. Each of the ventures recorded revenue during the year while ARCEL resins continued to gain acceptance as a superior packaging material for high-end consumer electronics. NOVA Chemicals also took steps to reduce annual costs in its standard EPS business by $8 million during the year. While Performance Styrenics business unit results improved measurably in 2007, it did not meet the Company’s aggressive growth expectations.

In 2008, NOVA Chemicals plans to continue to drive improvements in its standard EPS business and accelerate sales of ARCEL resin. In addition, the Company will continue to develop its downstream business ventures and expects that by the end of 2008, Performance Styrenics will become a meaningful contributor to NOVA Chemicals’ revenue and earnings.

Performance Styrenics Financial Highlights(1)

(millions of U.S. dollars, except where noted)	2007	2006	2005

Revenue	$412	$385	$363
Adjusted EBITDA(2)	$ (5)	$ (17)	$ 7
Operating loss(2)	$ (30)	$ (29)	$ (5)

Sales volumes(3) (millions of pounds)	418	415	365

(1)

ZYLAR and NAS resin assets that were formerly included in NOVA Chemicals’ Performance Styrenics segment were contributed to INEOS NOVA on Oct. 1, 2007. The results for these resins are now included in the INEOS NOVA joint venture’s results. Prior period results have been revised to reflect this change.

(2)	See Supplemental Measures on page 54.
(3)	Third-party sales.

Management’s Discussion & Analysis 41

Performance Styrenics Operating Highlights

	2007				Annual
(U.S. dollars per pound)	Q1	Q2	Q3	Q4	2007	2006	2005

Benchmark Raw Material Prices:(1)
Styrene(2)	$0.65	$0.71	$0.68	$0.69	$0.68	$0.65	0.63

(1)	Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2)	Source: CMAI Contract Market.

Discussion of Financial Results

2007 VERSUS 2006

Revenue in 2007 was $412 million up from $385 million in 2006. The improvement was due to higher sales volume of EPS and higher selling prices, particularly for EPS and DYLARK resins. EPS sales volumes were 13% higher in 2007 due to stronger domestic demand in the construction market.

Feedstocks and Operating Costs in 2007 were $380 million, up from $363 million in 2006. Costs were higher in 2007 primarily due to the 6% increase in styrene, which more than offset lower operating costs as a result of NOVA Chemicals’ restructuring activities.

Adjusted EBITDA in 2007 was a $5 million loss, an improvement from the $17 million loss in 2006. Margins expanded in 2007 as increased selling prices more than offset higher styrene input costs. The impact of restructuring activities in 2007 also contributed to the year-over-year improvement.

2006 VERSUS 2005

Revenue in 2006 was $385 million, up from $363 million in 2005. Stronger EPS sales and continued acceptance of Styrenic Performance Polymers led to a 6% increase in sales volume compared to 2005. This impact was partially offset by lower average EPS prices.

Feedstocks and Operating Costs were $363 million in 2006, up from $314 million in 2005. Higher feedstock consumption, due to higher sales volume, and higher styrene costs contributed to the year-over-year increase in costs.

Adjusted EBITDA in 2006 was a $17 million loss, compared to a $7 million profit in 2005. The year-over-year decline was due to higher development costs, higher styrene feedstock costs, and lower EPS selling prices which more than offset higher sales volumes.

INEOS NOVA Joint Venture

On Oct. 1, 2007, NOVA Chemicals and INEOS expanded their 50:50 European joint venture to include the North American styrene and SPS businesses of both companies. INEOS NOVA is headquartered in Joliet, Illinois, and includes:

•	SPS and EPS assets in Europe (previously part of the NOVA Innovene joint venture).

•	NOVA Chemicals’ North American styrene and SPS assets (previously in its STYRENIX business unit) and NAS and ZYLAR performance resins (previously in its Performance Styrenics business unit).

•	INEOS’ North American styrene and SPS assets and its line of specialty polymers.

MARKET OVERVIEW

Styrene is a globally-traded commodity and a key feedstock in the production of styrenic polymers, such as SPS and EPS. Polystyrene is used to make products such as electronics packaging, small appliances, construction components and food packaging. While SPS and EPS resin production accounts for approximately 60% of global styrene demand, styrene is also used in other styrenic polymers such as ABS, synthetic rubber and unsaturated polyesters.

Margins in the styrene and SPS industries are primarily driven by supply/demand dynamics. Styrene is the supply bottleneck in the styrenics chain and therefore the key indicator of supply/demand tightness for both styrene and SPS. Operating rates in excess of 92% for styrene generally lead to margin expansion.

42 Management’s Discussion & Analysis

BUSINESS OVERVIEW

INEOS NOVA is the largest combined styrene/SPS producer in North America and SPS/EPS producer in Europe.

Figure 8. INEOS NOVA production profile

	Capacity (billions of pounds)			Capacity Rank
	North			North
	America	Europe	Global	America	Europe	Global

Styrene	3.7	—	3.7	1	—	5
SPS	1.6	1.2	2.8	3	2	2
EPS	—	0.9	0.9	—	1	4

Styrene. INEOS NOVA can produce approximately 3.7 billion pounds of styrene from its three production sites in Bayport and Texas City, Texas, and Sarnia, Ontario. The majority of styrene production is consumed internally to manufacture styrenic polymers, with the balance sold to third parties.

The primary raw materials for the production of styrene are benzene and ethylene. INEOS NOVA has entered into long-term supply agreements with NOVA Chemicals and INEOS to supply virtually all of its ethylene and a portion of its benzene feedstock requirements. The balance of feedstocks is obtained through purchases in the open market.

While INEOS NOVA has roughly the same capacity to consume styrene as it does to produce it, the joint venture has a long styrene position in North America and a short position in Europe. To achieve a more balanced global styrene position, the joint venture engages in transatlantic swap arrangements with other producers and merchant sales.

SPS/EPS. INEOS NOVA has the capacity to produce approximately 1.6 billion pounds per year of SPS from its three production sites in North America and 2.1 billion pounds per year of SPS and EPS from its five sites in Europe. Styrene feedstock is supplied from INEOS NOVA’s production facilities, swap agreements and third-party merchant contracts.

Profitability Improvement Potential

Profitability in the global styrenics industry has been poor in the last several years, primarily due to the over supply of styrene and relatively high cost of benzene feedstock. However, the Company believes that the efficiency enhancing actions taken by INEOS NOVA and others in the industry, coupled with steady demand growth will raise operating rates and restore industry profitability.

RAPID COST REDUCTION

Since its inception in October 2005, the INEOS NOVA European joint venture has aggressively reduced costs through asset rationalizations, reductions in corporate overhead expenses and operating synergies. In 2007, the joint venture achieved annual cost-savings of $82 million in Europe, double the original target. The newly expanded joint venture is expected to build upon the success of the European joint venture and is initially targeting $80 million per year of additional cost reductions and EBITDA improvement. The benefit of these cost reductions is shared equally between NOVA Chemicals and INEOS.

Within the first 60 days of expanded operation in North America, INEOS NOVA announced its plan to close the Montreal, Quebec, and Belpre, Ohio, SPS facilities and shift production to its more efficient sites. The combined annual capacity of these facilities is 340 million pounds which represents 5% of North American capacity. Both of these sites have stopped production as of Jan. 17, 2008. INEOS NOVA expects that these actions will yield $14 million per year in synergies.

In November 2007, INEOS NOVA acquired the exclusive production rights to Sterling Chemicals’ styrene facility in Texas City, Texas. The $60 million cost of the transaction was fully funded by INEOS NOVA from cash on-hand. Sterling’s styrene facility has 1.7 billion pounds of annual production capacity, which represents approximately 11% of North American capacity and 3% of global capacity.

Management’s Discussion & Analysis 43

INEOS NOVA nominated zero production from the Sterling asset for December 2007 which prompted Sterling Chemicals to announce its intention to exit the styrenics business and exercise its right to permanently shut down and decommission the Texas City styrene facility. NOVA Chemicals expects the impact from the Sterling deal will contribute to INEOS NOVA’s stated $80 million annual synergy target.

IMPROVING STYRENICS MARKET FUNDAMENTALS

In addition to benefiting from its own cost reduction and consolidation activities, NOVA Chemicals believes that INEOS NOVA is well positioned to benefit from an improvement in industry fundamentals. The activity of other global styrenics producers, further industry consolidation and relatively few global capacity additions between 2008 and 2011 could improve the health of the traditionally oversupplied industry by raising operating rates, reducing costs and restoring margins.

In addition, moderating relative costs of benzene, the key feedstock required in the SPS value chain, could allow producers to recapture demand that had been lost to competing polymers and materials, such as polypropylene (PP) for some applications.

Figure 9 shows that the price of benzene relative to the price of WTI crude oil. Since the feedstocks of competing polymers such as PP tend to be derived from crude oil, this ratio generally provides a good indication of the feedstock cost pressures facing each polymer. At the end of 2007, benzene prices relative to crude oil were below the historical range and significantly below the record highs in 2004.

As a result, SPS pricing has become more competitive relative to PP, and as of the end of 2007, was at its lowest level in the last ten years, as shown in Figure 10. Continued competitive pricing of SPS could lead to demand substitution and improved SPS demand growth. Since the PP market is four times the size of the SPS market, even a small shift in applications from PP could have a significant positive impact to SPS demand growth.

Figure 9.	Figure 10.

44   Management’s Discussion & Analysis

Significant Leverage to Market Improvements

In addition to INEOS NOVA, several global producers announced plans in 2007 for consolidation and efficiency generating asset rationalization. For example, Dow Chemical Company and Chevron Phillips Chemical Company announced a styrenics joint venture for North and South America. The BASF Chemical Company announced its intention to pursue strategic options for its styrenics business. Total Chemicals announced plans to consolidate its styrene capacity in Europe and Sterling Chemicals announced its exit from the styrene business.

NOVA Chemicals expects that the actions of INEOS NOVA and other global styrenics players will have a meaningful impact on operating rates and industry profitability. Due to INEOS NOVA’s size and scale in the global styrenics market, it has significant leverage to improvements in industry profitability. For each one cent improvement in industry margins, NOVA Chemicals’ share of the improvement is $19 million per year EBITDA which translates to $0.23 per share as shown in Figure 11. This assumes production capacity is sold-out and no taxes are incurred due to the use of tax loss carry forwards.

Figure 11.

INEOS NOVA Joint Venture Financial Highlights(1)

(millions of U.S. dollars, except where noted)	2007	2006	2005
Revenue	$2,092	$2,186	$1,937
Adjusted EBITDA(2)	$ 17	$ (43)	$ (102)
Operating loss(2)	$ (4)	$ (149)	$ (211)

Sales Volumes (millions of pounds)	2,929	3,351	3,444

(1)         Results represent NOVA Chemicals’ 50% share of INEOS NOVA. The 2007 annual INEOS NOVA joint venture’s results are comprised of: (a) results from the first nine months of NOVA Chemicals’ former STYRENIX business unit, (b) NAS and ZYLAR resins (formerly included in Performance Styrenics) and (c) NOVA Chemicals’ 50% share of INEOS NOVA’s results for the last three months of 2007.

(2)         See Supplemental Measures on page 54.

INEOS NOVA Joint Venture Operating Highlights

	2007				Annual
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4	2007	2006	2005

Benchmark principal product prices:(1)
Styrene(2)	$0.65	$0.71	$0.68	$0.69	$0.68	$0.65	$0.63
SPS(3)
North America	$0.94	$0.99	$0.98	$1.00	$0.98	$0.89	$0.86
Europe	$0.76	$0.83	$0.82	$0.83	$0.81	$0.68	$0.65
Benchmark raw material prices:(1)
Benzene (dollars per gallon)(2)	$3.53	$3.95	$3.55	$3.44	$3.62	$3.26	$2.90

(1)         Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)         Source: CMAI Contract Market.

(3)         Source for benchmark prices: CMAI.

Management’s Discussion & Analysis   45

Discussion of Financial Results

2007 VERSUS 2006

Revenue was $2,092 in 2007, down from $2,186 in 2006. The year-over-year decrease was due to higher selling prices for styrene and SPS, which were more than offset by the impact of lower sales volumes. North American average styrene and SPS prices increased by 5% to 10%; respectively, due primarily to higher benzene feedstock costs. In addition, European SPS prices increased by 19% in 2007, in part due to higher feedstock costs.

Total sales volumes were 13% lower in 2007 than in 2006, due in part to a lack of styrene export opportunities in the fourth quarter of 2007. The combination of higher styrene prices in North America in the fourth quarter, due to sharply higher ethylene feedstock costs, and lower styrene prices in Asia resulted in few profitable export opportunities. In contrast, North American styrene producers exported significant volumes to Asia in the fourth quarter of 2006 due to attractive economics.

Feedstock and Operating Costs were $2,031 million, down from $2,183 million in 2006. The year-over-year decrease in feedstock costs was due to lower feedstock purchases from lower sales volume.

Adjusted EBITDA was $17 million in 2007, compared to a loss of $43 million in 2006. The year-over-year improvement was primarily due to restructuring activities taken in North America and Europe. Since the middle of 2006 the following cost-reduction actions were taken: closure of the Chesapeake, Virginia, Carrington, UK, and Berre, France, polystyrene sites, expiration of a long styrene supply contract, and continued cost reductions in Europe.

INEOS NOVA is initially targeting $80 million per year of additional cost reductions and EBITDA improvements. The joint venture has announced a series of actions that will contribute to this synergy target. The impact of these synergies will be realized starting in 2008.

2006 VERSUS 2005

Revenue was $2,186 in 2006, up from $1,937 in 2005. The year-over-year improvement was due primarily to higher selling prices which more than offset the impact of lower sales volumes. North American styrene and PS prices were each higher by 3% and European SPS and EPS selling prices were 5% and 17% higher, respectively. Producers were able to increase selling prices due to higher benzene and ethylene feedstock costs. In addition, tighter European EPS market conditions lead to price increases which expanded margins.

Feedstock and Operating Costs were $2,183 in 2006, up from $1,994 million in 2005. The year-over-year increase was due primarily to increased feedstock costs. Industry benzene prices were 12% higher in 2006, while ethylene prices were 9% higher.

Adjusted EBITDA was a loss of $43 million in 2006, an improvement from the loss of $102 million in 2005. The improvement was due to restructuring activities taken in North America and Europe. In the second half of 2006, the Chesapeake, Virginia, Carrington, UK, and Berre, France, polystyrene sites were closed. Fixed costs were also removed as a result of other restructuring activities. In addition, stronger marketconditions in Europe lead to increased margins, particularly for EPS.

46   Management’s Discussion & Analysis

Corporate Adjusted EBITDA and Other Items

A listing of before-tax corporate and other items for the periods presented is as follows:

(millions of U.S. dollars)	2007	2006	2005

Corporate operating costs	$(100)	$ (108)	$(139)
Stock-based compensation and profit sharing	(52)	6	38
Forward transactions on stock-based compensation	16	(20)	(15)
Mark-to-market feedstock derivatives	21	(20)	12
Restructuring charges	(86)	(985)	(168)
Insurance credit (charge)	4	(19)	(22)
Tax settlement	—	—	8
	$(197)	$(1,146)	$(286)
Add back:
Corporate depreciation	9	8	8
Restructuring charges	86	985	168
Adjusted EBITDA(1)	$(102)	$ (153)	$(110)

(1)         See Supplemental Measures on page 54.

Corporate Operating Costs

Beginning with the first quarter of 2007, NOVA Chemicals ceased allocating interest, income taxes and corporate operating costs to the business segments. Prior period results have been revised to reflect this change. Corporate operating costs include corporate depreciation.

2007 VERSUS 2006

Corporate operating costs were $100 million in 2007 compared to $108 million in 2006, a decrease of $8 million primarily due to one-time lower employee retirement accruals.

2006 VERSUS 2005

Corporate operating costs were $108 million in 2006 compared to $139 million in 2005, a decrease of $31 million due to a significant decrease in Selling, general and administrative expense in conjunction with restructuring activities in 2006.

Stock-Based Compensation, Forward Transactions and Profit Sharing

NOVA Chemicals has two cash-settled, stock-based incentive compensation plans that are marked to market with changes in the value of its common stock price. In November 2005, NOVA Chemicals entered into forward transactions in order to hedge the portion of its stock-based compensation, which is subject to quarterly mark-to-market accounting adjustments. The forward transactions are cash-settled at the end of a three-year term (November 2008), or at any time prior to that at the option of NOVA Chemicals, based on the difference between NOVA Chemicals’ common stock price and the execution price plus accrued interest.

The transactions effectively give NOVA Chemicals the same economic effect as if it had borrowed money, purchased NOVA Chemicals’ common shares and held them as assets. The average execution price was $37.56 on approximately 3.6 million shares, which approximates the number of outstanding shares related to the stock-based compensation units as of November 2005. As NOVA Chemicals’ stock price changes, the mark-to-market impact related to the stock-based compensation liability is largely neutralized by the mark-to-market impact related to the forward contracts.

Stock based compensation also includes the amount expensed related to the fair value of stock options earned by employees. Additionally, NOVA Chemicals has a profit sharing program that is available to most employees and is based on the achievement of shareholder return on equity targets.

Stock based compensation and profit sharing expenses net of forward transactions were $36 million in 2007, $22 million higher than 2006. The year-over-year increase was due to increased profit sharing of $12 million, due to record profitability and $10 million due to the impact of adopting EIC 162, Stock Based Compensation for Employees Eligible to Retire Before Vesting Date, which accelerated recognition of compensation costs for stock options granted to employees eligible for retirement. Under former standards this charge would have been expensed evenly over a three-year period.

Management’s Discussion & Analysis   47

Mark-to-Market Feedstock Derivatives

NOVA Chemicals maintains a derivative program to manage risk associated with feedstock purchases. The gain or loss resulting from changes in the market value of these derivatives is recorded through earnings each period. Beginning in the first quarter of 2006, NOVA Chemicals began classifying mark-to-market adjustments on feedstock derivative positions as corporate items, as they are non-cash items and are not relevant in measuring business performance. Previously, these amounts were allocated to the business units. Prior periods have been restated. Once positions are realized, any income effects are recorded in business results.

The mark-to-market impact to earnings was $21 million in 2007 versus a $20 million loss in 2006. The $41 million improvement was a result of increases in forward propane and butane prices relative to crude oil and the number of feedstock positions put in place.

The mark-to-market impact to earnings was a $20 million loss in 2006 versus a $12 million gain in 2005. The $32 million decline was a result of the unfavorable difference between the forecasted and actual relationship of liquefied petroleum gas (LPG) markers to WTI crude oil prices for the period hedged.

Restructuring Charges

2007

In 2007, NOVA Chemicals recorded total restructuring charges of $86 million ($55 million after-tax) related to actions taken by INEOS NOVA, as well as NOVA Chemicals to reduce costs. During the fourth quarter of 2007, INEOS NOVA announced the planned closure of the Belpre, OH, and Montreal, Quebec, sites, resulting in restructuring charges of $38 million (NOVA Chemicals share) comprised of before-tax non-cash asset write-downs of $32 million and severance costs of $6 million.

During the fourth quarter of 2007, INEOS NOVA acquired the exclusive production rights from Sterling Chemical’s Texas City, Texas, styrene plant and nominated zero production volume from that facility. Sterling Chemicals subsequently announced plans to permanently shut down the facility. As a result, NOVA Chemicals recorded a charge of $29 million, the Company’s 50% share of the charge.

During 2007, NOVA Chemicals recorded a $7 million before-tax restructuring charge related to the elimination of approximately 90 positions in the United States and Europe. NOVA Chemicals also recorded $6 million before-tax charges for other restructuring actions to reduce costs.

INEOS NOVA had severance costs related to North American employees resulting in a $3 million before-tax charge for NOVA Chemicals’ share of those costs.

NOVA Chemicals also accrued restructuring charges of $3 million before-tax related to additional actions taken in Europe by the INEOS NOVA joint venture.

2006

In 2006, NOVA Chemicals recorded total restructuring charges of $985 million ($861 million after-tax) related to the following: the write-down of the STYRENIX assets, the write-down of the Carrington, UK, SPS facility, severance costs for the North American restructuring, severance costs for the Chesapeake, Virginia, SPS plant closure and NOVA Innovene restructuring costs.

NOVA Chemicals recorded a non-cash write-down of $860 million in 2006 ($772 million after-tax) related to STYRENIX assets (see discussion on page 55 related to Property, Plant and Equipment).

The Company accrued $56 million ($46 million after-tax) of restructuring costs related primarily to non-cash asset write-downs for the Carrington, UK, SPS facility closure following the announcement to permanently close that site. The charge included $8 million related to total expected severance and other departure costs, all of which have been paid to date.

48   Management’s Discussion & Analysis

The Company also accrued $53 million ($33 million after-tax) of restructuring costs related to severance, pension and other employee-related costs associated with the North American restructuring announced on June 26, 2006. To date, $33 million has been paid related to severance costs for employees.

NOVA Chemicals accrued $15 million ($10 million after-tax) related to severance costs for the Chesapeake, Virginia, polystyrene plant closure. As of Dec. 31, 2007, $9 million has been paid to employees.

Lastly, $1 million (less than $1 million after-tax) of restructuring costs related to actions taken by NOVA Innovene were accrued.

2005

In 2005, NOVA Chemicals recorded total restructuring charges of $168 million ($125 million after-tax) related to the following: write-down of the Berre, France, and the Carrington, UK, EPS facilities and associated severance costs; write-down of the Chesapeake, Virginia, polystyrene plant; and the write-off of certain other non-productive assets.

On Oct. 1, 2005, NOVA Chemicals and Innovene combined their European polystyrene businesses into a 50:50 joint venture known as NOVA Innovene. Shortly thereafter, NOVA Innovene announced it would cease EPS production at Berre, France, and permanently shut down the previously idled EPS plant at its Carrington, UK, facility. Accordingly, NOVA Chemicals took a write-down on the value of its 50% interest in the value of the plants in the amount of $76 million ($60 million after-tax). NOVA Chemicals also reduced the recorded benefit of certain tax loss carry forwards by $9 million, as the utilization likelihood was reduced due to the formation of the joint venture and closure of the plants. NOVA Chemicals incurred additional restructuring charges of $7 million ($4 million after-tax) for severance costs related to these plant closures all of which have been paid to date.

NOVA Chemicals recorded a non-cash $76 million ($46 million after-tax) write-down related to the permanent closure of the Chesapeake, Virginia, plant. Certain other non-productive assets were written off, amounting to $9 million ($6 million after-tax).

Insurance Charge

NOVA Chemicals is one of many participants in OIL and sEnergy — two mutual insurance companies formed to insure against catastrophic risks. The Company continues to participate in OIL, an insurance pool for property and liability; however, sEnergy, an insurance pool for business interruption, is in the process of winding-up its operations. NOVA Chemicals believes the Company’s reserves are adequate to cover any outstanding claims.

2007

NOVA Chemicals recorded a $4 million ($3 million after-tax) credit due to the reduction of estimated future claims payments.

2006 and 2005

NOVA Chemicals recorded a $19 million ($13 million after-tax) charge in 2006 and a $22 million ($15 million after-tax) charge in 2005 related to its share of potential incremental future payments required to meet losses in OIL and sEnergy.

Tax Settlement

2005

An amount of $8 million ($5 million after-tax) was recorded in 2005 related to the 2004 tax settlement that resulted from a tax dispute regarding the deductibility of foreign taxes in certain returns filed with the U.S. Internal Revenue Service prior to 1982.

Other Gains

2007

In 2007, NOVA Chemicals recognized other gains of $20 million ($14 million after-tax) related to the sale of the previously shut-down Chesapeake, Virginia, facility and other incidental land. NOVA Chemicals received cash proceeds of $6 million for these transactions and entered into a $14 million note receivable, bearing interest of 8.75% per annum and due in full in 2012, in connection with the sale of the Chesapeake, Virginia, facility.

Management’s Discussion & Analysis   49

Liquidity and Capital Resources

NOVA Chemicals’ principal sources of liquidity are cash flows from operations, cash on-hand, accounts receivable securitization programs and borrowings under its revolving credit facilities. NOVA Chemicals’ principal uses of cash are operating expenditures, capital expenditures and debt service.

CASH FLOW

The following is a summary of the cash inflows and outflows, which contributed to the changes in NOVA Chemicals’ cash and debt:

(millions of U.S. dollars)	2007	2006 (1)	2005 (1)

Inflows
Funds from operations(2)	$ 557	$ 311	$ 153
Changes in non-cash working capital	(228)	39	69
Cash provided by operating activities	329	350	222
Proceeds from sale of assets, investments and other capital transactions	6	3	11
Common shares issued	8	3	13
Affiliate long-term notes	—	3	—
Tax-related settlement	—	—	116
Total inflows	343	359	362

Outflows
Property, plant and equipment additions	(156)	(198)	(419)
Turnaround costs, long-term investments and other assets	(42)	(48)	(176)
Common share dividends	(31)	(29)	(27)
Stock options retired for cash	(6)	(2)	(11)
Common shares repurchased	—	—	(125)
Cash paid for business acquisitions	(30)	—	—
Foreign exchange on long-term debt and other	(30)	(1)	(8)
Total outflows	(295)	(278)	(766)
Net debt reduction (addition)(3)	$ 48	$ 81	$(404)

(1)         Certain comparative figures have been restated to conform with adoption of new accounting standards and to conform with the current periods’ presentation (see page 81).

(2)         See Supplemental Measures on page 54.

(3)         Includes foreign exchange changes.

INFLOWS OF CASH

Funds from operations increased to $557 million in 2007 from $311 million in 2006 primarily due to an improvement in business unit results due to record PE sales volume and margin improvements. Funds from operations increased to $311 million in 2006 from $153 million in 2005 due to improving business conditions despite the large non-cash asset write-downs that occurred in 2006.

Operating working capital increased by $228 million in 2007 due to rapidly rising feedstock costs which increased the value of inventory, as well as product price increases which increased receivables. Operating working capital decreased by $39 million in 2006 primarily due to a decrease in receivables and inventory. Operating working capital decreased by $69 million in 2005 primarily due to lower-priced feedstock inventories.

In 2007, NOVA Chemicals sold the previously closed Chesapeake, Virginia, site and other incidental land for $20 million, of which $6 million was received in cash and $14 million in the form of a note receivable due in 2012 and bearing interest of 8.75%.

Cash collections of $116 million in 2005 were received from the settlement of a tax dispute related to the deductibility of foreign taxes in certain returns filed in the U.S. Internal Revenue Service prior to 1982.

50   Management’s Discussion & Analysis

In total, NOVA Chemicals generated $329 million in cash from operations in 2007 versus $350 million in 2006 and $222 million in 2005 (excluding the tax-related settlement). Cash generation in 2007 and 2006 was primarily due to improved business unit earnings.

OUTFLOWS OF CASH

NOVA Chemicals’ capital expenditures were $156 million in 2007, compared to $198 million in 2006 and $419 million in 2005. The reduction in capital expenditures reflects the significant investments made in prior years to modernize and expand the Company’s assets. In 2005, capital expenditures reflect the spending on the Corunna ethylene flexi-cracker expansion and modernization project, which increased the site’s production capacity and energy efficiency. During 2007, NOVA Chemicals spent $42 million for turnaround costs, long-term investments and other assets compared to $48 million and $176 million in 2006 and 2005, respectively. The Company incurred significant turnaround costs in 2005 to ensure its plants were at peak operating performance. Capital expenditures in 2008 are expected to be approximately $220 million.

No share repurchase programs were initiated in 2007 or 2006. In July 2005, a share repurchase program for up to approximately 7.2 million shares was announced. The repurchase program was terminated on July 26, 2006. The Company did not repurchase any shares under this program. In July 2004, a share repurchase program for up to approximately 7.5 million shares was initiated. NOVA Chemicals purchased the entire number of shares available under that program for an aggregate cost of $313 million of which $125 million was paid in 2005. The Company also paid stock option exercise values in cash of $6 million in 2007, $2 million in 2006 and $11 million in 2005 in lieu of issuing stock.

In 2007, INEOS NOVA acquired the exclusive rights to production from the Sterling Chemicals Texas City, Texas, styrene plant for $60 million, of which NOVA Chemicals’ 50% share was $30 million. INEOS NOVA nominated zero production from Sterling in December 2007, which prompted Sterling to permanently shut down the Texas City plant.

In 2007, NOVA Chemicals was able to reduce debt despite the significant investment in working capital from rapidly escalating feedstock and product prices. In May 2006, the Company repaid $300 million of medium-term notes upon maturity. This debt repayment was funded by an issuance in October 2005 of $400 million of senior floating rate notes due 2013. In September 2005, the Company repaid $100 million of 7% notes upon maturity. This debt repayment was funded by cash on hand.

Commitments

NOVA Chemicals has various commercial commitments, including operating leases for office space and railcars and unconditional purchase obligations related to minimum amounts of feedstock and other raw material purchases pursuant to agreements entered into to secure short- and long-term supply. NOVA Chemicals has raw materials agreements that are typically market-based. Obligations have been calculated using current pricing for purposes of the chart below.

Contractual Cash Obligations
	Payments due by period
as of Dec. 31, 2007 (millions of U.S. dollars)	Total	2008	2009 to 2010	2011 to 2012	After 2012

Long-term debt(1)	$ 1,803	$ 257	$ 570	$ 456	$ 520
Operating leases(2)	490	51	93	76	270
Unconditional purchase obligations	8,990	2,811	2,068	945	3,166
Total contractual cash obligations	$11,283	$3,119	$2,731	$1,477	$3,956

(1)         Includes current portion and bank loans.

(2)         Includes property, railcar and other equipment leasing commitments

Management’s Discussion & Analysis  51

LIQUIDITY

In 2007, the Company reduced net debt by $48 million. In 2006, the Company repaid $300 million of medium-term notes upon maturity. This debt repayment was funded by an issuance, in October 2005, of $400 million of senior floating rate notes due 2013. In September 2005, the Company repaid $100 million of 7% notes upon maturity. The debt repayment was funded by cash on hand.

NOVA Chemicals is able to meet short-term liquidity needs through the generation of funds from operations, cash on-hand, accounts receivable securitization programs and borrowing capacity under revolving credit facilities. At Dec. 31, 2007, the Company had total liquidity of $552 million, comprised of $118 million cash on-hand and $434 million (net of letters of credit) of available borrowing capacity under its revolving credit facilities.

CREDIT FACILITIES

During 2007, NOVA Chemicals added a new $65 million revolving credit facility expiring on Mar. 20, 2010. This facility is in addition to the two existing $100 million revolving credit facilities expiring Mar. 31, 2008 and Mar. 20, 2011, and the $325 million facility that expires June 30, 2010. As of Dec. 31, 2007, NOVA Chemicals had utilized $156 million of these facilities, of which $50 million was in the form of letters of credit.

The $100 million facility expiring on Mar. 31, 2008 and the $325 million facility are governed by financial covenants. Using the covenant methodology in the relevant revolving credit facilities, the debt-to-capitalization ratio was 48% at Dec. 31, 2007. NOVA Chemicals continues to comply with all financial covenants under the applicable facilities. The $100 million facility expiring on Mar. 20, 2011 and the $65 million facility have no financial covenants associated with them.

Financial Convenants
Covenant	Requirement	Dec. 31, 2007 Actual

Interest Coverage(1)	2.0x when net debt to total capitalization ratio > 40%	4.7
Debt to Total Capitalization(2)	60%	48%
Consolidated Shareholders’ Equity(3)	$1.25 billion plus 50% of positive earnings	$2.0 billion

(1)     As defined in NOVA Chemicals’ revolving credit facility, interest coverage is the ratio of cash flow to interest expense for the preceding twelve-month period.

(2)     As defined in NOVA Chemicals’ revolving credit facility, debt includes items not in accordance with Canadian GAAP, such as obligations under operating leases (if in excess of a specified percentage of consolidated assets) and amounts outstanding under the Company’s accounts receivable securitization programs. The amended definition also provides for debt to be offset by cash, other than restricted cash and the amount of NOVA Chemicals’ wholly-owned subsidiary’s (NOVA Chemicals Inc.) preferred shares to be excluded in arriving at debt for purposes of this covenant. As a result of NOVA Chemicals’ amendment to its financial covenants governing these credit facilities, the debt-to-capitalization ratio financial covenant was raised from 55% to 60%. This amendments is in effect for the period Dec. 31, 2006 to Mar. 30, 2008.

(3)     Consolidated shareholders’ equity is defined in accordance with Canadian GAAP plus the amount of NOVA Chemicals’ wholly-owned subsidiary’s (NOVA Chemicals Inc.) preferred shares and excludes any write-down up to $950 million of NOVA Chemicals’ former STYRENIX business that occurred during the fiscal year ended Dec. 31, 2006.

CURRENT DEBT MATURITIES OR REDEMPTIONS

NOVA Chemicals has $254 million of debt that is maturing or may be redeemed in the coming year from principally two financings: (i) $126 million relates to the Series A preferred shares discussed below under the heading Total Return Swap and (ii) $125 million relates to notes due August 2028, which are redeemable at the option of the holders on Aug. 15, 2008 and are therefore classified as current maturities. NOVA Chemicals plans to finance the maturities or redemptions through cash flows from operations.

NOVA CHEMICALS’ OFF-BALANCE SHEET ACCOUNTS RECEIVABLE SECURITIZATION PROGRAMS

NOVA Chemicals’ off-balance sheet financing activities are limited to participation in accounts receivable securitization programs. NOVA Chemicals has engaged in the current programs since 1999 to obtain lower financing rates than those available from other sources. The capacity of trade accounts receivable sold to a third party on a revolving basis is a maximum of $350 million. At Dec. 31, 2007, $264 million in receivables were sold under the programs. Of the total amount, $128 million was sold via a special purpose entity (SPE) that is 100% owned by NOVA Chemicals. The SPE isolates the sold receivables and the related cash collections for the exclusive benefit of the purchasers. The Company has no right to any cash collected from these receivables; therefore, neither the receivables nor any obligation to the purchasers is reflected in NOVA Chemicals Consolidated Financial Statements. No other business is conducted through SPEs.

As a result of the INEOS NOVA joint venture, the Company was required to pay down $52 million at Oct. 1, 2007 related to receivables generated by the business units and contributed by NOVA Chemicals to the INEOS NOVA joint venture.

52  Management’s Discussion & Analysis

INEOS NOVA OFF-BALANCE SHEET ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM

In November 2006, the INEOS NOVA joint venture (formerly NOVA Innovene European joint venture) entered into a five-year,€120 million accounts receivable securitization program. In 2007, NOVA Chemicals changed its accounting for its interest in the European accounts receivable securitization program to reflect that the accounts receivable securitization transactions are recorded as sales of receivables and not a financing arrangement. To properly reflect this change, NOVA Chemicals restated the 2006 Balance Sheet by decreasing Cash and cash equivalents by $22 million and Accounts receivable by $11 million and decreasing Long-term debt by $33 million. NOVA Chemicals’ 50% share of the outstanding balance was €37 million and €9 million at Dec. 31, 2007 and Dec. 31, 2006, respectively. The program expires in November 2011.

TOTAL RETURN SWAP

In connection with the acquisition of styrenics assets from Huntsman Corporation in 1998, the Company’s subsidiary, NOVA Chemicals Inc., issued retractable preferred shares with a liquidation preference of $198 million as partial consideration. Holders of the retractable preferred shares originally had the right to exchange the shares (a retraction) for NOVA Chemicals’ common shares (plus NOVA Chemicals’ preferred shares if the market value of such common shares was less than $198 million) on or after Apr. 1, 2001. In September 2005, the terms of the retractable preferred shares were amended to eliminate this right. In connection with this amendment, the retractable preferred shares were re-designated as Series A preferred shares. Additionally, the dividend rate on the Series A preferred shares was reduced from 2% to 0.5% in December 2005.

NOVA Chemicals has the right to repurchase the Series A preferred shares at any time. However, any such repurchase may obligate NOVA Chemicals to pay an early termination fee under the terms of the total return swap described below.

NOVA Chemicals also entered into a total return swap with respect to the Series A preferred shares. On the initial closing date of the total return swap in 2001, the counterparty through its hedge providers purchased the Series A preferred shares from Huntsman Corporation for $191 million plus accrued unpaid dividends. NOVA Chemicals subsequently posted $65 million of cash collateral with the counterparty that is held by the counterparty as a prepayment against settlement. Accordingly, the equity notional amount of the Series A preferred shares is now set at $126 million and on settlement of the total return swap at the end of the term, NOVA Chemicals will owe the counterparty $126 million.

Under the terms of the total return swap: (i) the counterparty pays NOVA Chemicals the total return on the Series A preferred shares (periodic dividends plus positive changes in the equity value of the Series A preferred shares upon termination of the swap); and (ii) NOVA Chemicals pays the counterparty a spread to London Inter-Bank Offered Rate (LIBOR), as well as any negative changes in the equity value of the Series A preferred shares upon termination of the swap. Because of its short term nature and immaterial balance sheet effect, the derivative feature of the total return swap is reported as part of the Series A preferred shares and is not accounted for separately. All periodic dividends, changes in equity value of the Series A preferred shares and interest payments are charged to earnings as incurred.

If the equity value of the Series A preferred shares decreases by a certain amount, NOVA Chemicals is required to post maintenance collateral. Once the margin-posting requirement is triggered, if the equity value of the Series A preferred shares increases by 5% or more, any excess margin may be returned to NOVA Chemicals. Changes in equity value of the Series A preferred shares during the term of the swap will be determined based on changes in the average price of the outstanding 6.5% medium-term notes due 2012, issued by NOVA Chemicals.

If NOVA Chemicals defaults on other debt of at least $25 million or the closing price of its common shares is $12.00 or less and upon certain other events, the counterparty would have the right to sell the Series A preferred shares to a third party and terminate the swap. NOVA Chemicals would then owe the counterparty the difference between the actual sale price received by the counterparty and $126 million. Subsequent to such termination of the swap, NOVA Chemicals may, at its option, repurchase the preferred shares for $198 million plus accrued and unpaid dividends.

The total return swap was scheduled to terminate on Oct. 31, 2007. However, in October 2007, NOVA Chemicals and the counterparty agreed to extend the term until Oct. 31, 2008. Because the term expires within the next 12 months, these Series A preferred shares have been reclassified under Long-term debt due within one year on the Consolidated Balance Sheets presented on page 72 of this Annual Report.

Management’s Discussion & Analysis  53

Capitalization

NOVA Chemicals’ net debt-to-total capitalization ratio was 60.3% at Dec. 31, 2007, 75.9% at Dec. 31, 2006, and 59.8% at Dec. 31, 2005. The ratio declined in 2007 compared to 2006 as cash on-hand increased as well as shareholders’ equity improved with positive earnings.

The increase in the ratio from 2005 to 2006 was mainly a result of a decline in shareholders’ equity. In December 2006, NOVA Chemicals wrote down the STYRENIX assets by $860 million ($772 million after-tax), which negatively impacted shareholders’ equity.

Financial Ratios

Dec. 31 (millions of U.S. dollars, except as noted)	2007	2006	2005

Long-term debt(1)	$1,797	$1,780	$1,974
Less: cash and cash equivalents,	(118)	(53)	(166)
restricted cash and other assets	(4)	(7)	—
Total debt, net of cash, cash equivalents, restricted cash and other assets	1,675	1,720	1,808
Shareholders’ equity	1,101	546	1,215
Total capitalization(2)	$2,776	$2,266	$3,023
Net debt to total capitalization(3)	60.3%	75.9%	59.8%

(1)     On Jan. 1, 2005, NOVA Chemicals adopted new Canadian accounting standards, which require the Series A preferred shares of NOVA Chemicals’ subsidiary, NOVA Chemicals Inc., to be classified as debt. Maturity dates for NOVA Chemicals’ current and long-term debt range from October 2008 to August 2028. Long-term debt includes current portion of long-term debt, the secured revolver and bank loans.

(2)     Total capitalization reflects shareholders’ equity and total debt, net of cash, cash equivalents, restricted cash and other assets.

(3)     Computed after taking into account the reclassification of the Series A preferred shares to long-term debt due within one year (see Supplemental Measures below).

Senior Debt Ratings(1)
Senior Unsecured Debt
Dominion Bond Rating Service Limited	BB (negative)
Fitch Ratings Ltd.	BB- (stable)
Moody’s Investor Service	Ba3 (negative)
Standard & Poor’s	B+ (stable)

(1)     Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

SUPPLEMENTAL MEASURES

In addition to proiding measures in accordance with Canadian GAAP, NOVA Chemicals presents certain supplemental measures as follows. The following supplemental measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Adjusted EBITDA equals net income (loss) before interest expense, income taxes, depreciation and amortization, other gains and losses, and restructuring charges. This measure is provided to assist investors in determining NOVA Chemicals’ ability to generate cash.

Funds from operations assists investors in determining NOVA Chemicals’ cash flow, before changes in working capital and other items. Refer to page 50 for reconciliation.

Net debt equals long-term debt, net of cash, cash equivalents, restricted cash and other assets.

Net debt to total capitalization equals net debt, as defined above, divided by the sum of net debt and shareholders’ equity. This measure can be used to analyze the leverage of the Company.

Operating income (loss) equals net income (loss) before income taxes, interest expense and other gains and losses. This measure is provided to assist investors in analyzing NOVA Chemicals’ income from operations.

54  Management’s Discussion & Analysis

Common shareholders’ equity at year-end is equal to common shareholders’ equity divided by outstanding common shares.

Return (loss) on average common equity is equal to net income (loss) divided by average common equity.

Reconciliation of Net Income to Adjusted EBITDA
(millions of U.S. dollars)	2007	2006	2005

Net income (loss)	$347	$(703)	$(101)
Income tax expense (recovery)	51	(144)	(1)
Other gains	(20)	(1)	(8)
Restructuring charges	86	985	168
Interest expense (net)	175	168	113
Depreciation and amortization	246	299	290
Adjusted EBITDA	$885	$ 604	$ 461

Dividends and Distributions

COMMON SHARE DIVIDENDS

Historically, NOVA Chemicals has paid quarterly dividends on its common shares at the rate of $0.10 Canadian per share, representing an aggregate of $0.40 Canadian per share annually. In 2007, a total of $31 million in dividends was paid on the Company’s common shares. There are currently no material contractual restrictions on NOVA Chemicals’ ability to declare and pay dividends on its common shares. The declaration and payment of dividends is at the discretion of NOVA Chemicals’ Board of Directors, which will consider earnings, capital requirements, financial condition and other relevant factors. It is, however, the Company’s current intention to retain most of its earnings to support current operations, reduce debt and continue to pay dividends at historic levels.

SERIES A PREFERRED SHARE DIVIDENDS

NOVA Chemicals pays 0.5% annual dividends on the $198 million Series Apreferred shares of its subsidiary. On Jan. 1, 2005, NOVA Chemicals adopted new Canadian accounting standards that require these instruments to be classified, on a retroactive basis, as liabilities rather than equity. In addition, any dividends associated with these preferred shares have been reclassified to interest expense. All prior periods have been restated.

Application of Critical Accounting Estimates

The following represents the estimates most critical to the application of NOVA Chemicals’ accounting policies. For a summary of the Company’s significant accounting policies, please see Note 2 to the annual Consolidated Financial Statements. Management has discussed the development and selection of these critical accounting estimates with the Audit, Finance and Risk Committee of NOVA Chemicals’ Board of Directors, and the Audit, Finance and Risk Committee has reviewed the disclosure relating to such estimates in this Management’s Discussion & Analysis.

Inventories. NOVA Chemicals carries inventories at the lower of cost or net realizable value. Cost is determined on a first-in, first-out (FIFO) basis with no allocation of fixed production overhead. NOVA Chemicals uses the FIFO method because it believes the FIFO basis is a better method to match actual costs incurred with the related revenue.

Property, Plant and Equipment (PP&E). NOVA Chemicals’ PP&E consists primarily of land, buildings for producing petrochemicals and manufacturing equipment. NOVA Chemicals values PP&E at historical cost. Financing costs incurred during major construction projects are capitalized as part of the cost of the asset until the asset is available for use. Costs related to turnaround activities are capitalized and amortized over the period remaining until the next turnaround activity, while maintenance and repair costs are expensed as incurred.

Judgmental aspects of accounting for PP&E involve estimates of the life of the assets, the selection of an appropriate method of depreciation and determining whether an impairment of NOVA Chemicals’ assets exists and measuring such an impairment. These assessments are critical due to their potential impact on earnings and equity.

Management’s Discussion & Analysis  55

NOVA Chemicals is able to choose from alternative methods of depreciation. The straight-line method was chosen rather than other methods, such as units of production, because the straight-line method is more conservative, requires less estimation and judgment and is a systematic and rational basis reflecting the period over which the assets’ benefit is realized.

Net PP&E at Dec. 31, 2007, totaled approximately $3 billion. PP&E is tested for impairment at the lowest level for which identifiable cash flows exist, which in NOVA Chemicals’ case is the plant asset level. Impairment testing of the plant assets occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company assesses recoverability by comparing the carrying amount of the asset group to the estimated future cash flows expected to be generated by the assets, undiscounted and without interest charges. If an asset is considered impaired, the impairment loss to be recognized would be measured as the amount by which the asset’s carrying amount exceeds its fair value.

The estimate of PP&E fair value is based on estimated discounted future cash flows expected to be generated by the asset. The assumptions underlying cash flow projections represent management’s best estimates at the time of the impairment review. Factors that management must estimate include: industry and market conditions, sales volume and prices, costs to produce, inflation, etc. Changes in key assumptions or actual conditions, which differ from estimates, could result in an impairment charge. The Company uses reasonable, supportable and, where available, third-party, industry expert assumptions when performing impairment reviews.

NOVA Chemicals’ Olefins/Polyolefins business has an established, long-term record of profitability and, based on current asset carrying values and expected future cash flows, NOVA Chemicals has concluded the carrying value of the assets of the Olefins/Polyolefins business unit is appropriate.

During 2006, NOVA Chemicals restructured its traditional Styrenics business into two business units, Performance Styrenics (which included North American EPS and Styrenic Performance Products) and STYRENIX (which included the reportable segments of Styrene Monomer, North American SPS and NOVA Chemicals’ interest in NOVA Innovene, the

50:50 European joint venture with INEOS). In 2006, the Company recorded an after-tax charge of $46 million to write-off the asset value of its Chesapeake, Virginia, SPS plant and another $46 million to write-off the asset value of NOVA Innovene’s Carrington, UK, SPS facility as a result of the closure of these STYRENIX plants. As of Dec. 31, 2006, NOVA Chemicals used third-party forecasts of market conditions and product margins to assess the recoverability through projected future cash flows of the STYRENIX plant carrying values. The assets’ carrying value at Dec. 31, 2006, prior to write-down, was $1.1 billion. Fair value was estimated to be $242 million. Thus, the assets were written down to the estimated fair value, resulting in a non-cash charge of $860 million ($772 million after-tax).

On Oct. 1, 2007, NOVA Chemicals and INEOS expanded their European joint venture to include the North American Styrene and SPS businesses of both companies. The expanded joint venture is called INEOS NOVA. The contribution of assets was completed on a book value basis. Based on current asset carrying values and expected future cash flows of the expanded INEOS NOVA joint venture, NOVA Chemicals concluded that the carrying value of the assets as of Dec. 31, 2007 was appropriate.

NOVA Chemicals also conducted a review of its Performance Styrenics assets. Based on current asset carrying values and expected future cash flows of the Performance Styrenics assets, NOVA Chemicals concluded that the carrying value of the business unit as of Dec. 31, 2007 and 2006 was appropriate.

Asset Retirement Obligations. United States and Canadian GAAP require companies to record liabilities associated with future plant decommissioning and site restoration costs on both active and inactive plants at their fair value, based on a discounted value of the expected costs to be paid when the assets are retired. At Dec. 31, 2007, NOVA Chemicals had $23 million of accumulated reserve for these activities.

As a result of the commencement of the INEOS NOVA joint venture on Oct. 1, 2007, the asset retirement obligations associated with the plants that were contributed to the joint venture were removed from NOVA Chemicals’ liabilities. However, the joint venture was required to establish asset retirement obligations associated with the assets contributed by NOVA Chemicals and INEOS, and NOVA Chemicals included 50% of this obligation through proportionate consolidation in its results.

During 2006 and 2005, there were no business conditions or decisions that resulted in a requirement to increase or decrease the asset retirement obligations associated with active or divested sites. The obligations were increased as

56  Management’s Discussion & Analysis

a result of the accretion of the liabilities. For inactive sites or sites that became inactive in 2007, 2006 and 2005, the reserves were generally considered adequate for the environmental remediation work required.

In 2003, the Company undertook an evaluation of the costs to conduct decommissioning and site restoration to satisfy the projected obligations under applicable environmental requirements upon termination of operations at currently operating plant sites. Canadian GAAP required that the present value of inflation-adjusted decommissioning and site restoration costs be recorded as increases to the carrying values of the assets at that time and that this amount be depreciated over the estimated remaining lives of the assets. NOVA Chemicals determined that $131 million, at that time, might be required to decommission and restore operating plant sites. This amount does not include any deduction for salvage or land value that may be realized; however, these will be taken into consideration as the assets are depreciated. Because these plants may be in operation in excess of 40 years, significant uncertainty exists concerning the nature of the decommissioning and site restoration activities that may be required. Furthermore, significant judgment is involved in the estimation process, because the degree of natural attenuation, evolution of new technologies and potential land uses may mitigate future environmental liabilities and potential costs. There have been no changes in assumptions since the initial evaluation.

The present value of this future amount (using a credit-adjusted risk-free rate of 10.5% to discount the estimated future cash flows) was approximately $19 million and was accrued in 2003 in anticipation of these activities. This estimated liability will increase, or accrete, each year over the lives of the active plants until it reaches the $225 million to $250 million expected to be incurred on closure of the plants. The resulting expense is referred to as accretion expense and is included in operating expenses. In each of 2007, 2006 and 2005, this expense was $2 million.

Pension Plans. NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements covering substantially all of its employees. For the defined contribution plans, the cost is expensed as earned by employees. For the defined benefit plans, obligations and expense are determined using actual discount rates and assumptions for mortality, termination, retirement and other rates, as well as the expected return on plan assets and the rate of increase for future compensation. The Company uses current mortality rate tables commonly used for actuarial calculations and selects other assumptions in line with past experience and current economic conditions. The return on plan assets is not the actual return, but an expected rate based on estimates of long-term rates of return for various asset classes and the investment strategy of the plans. The discount rate is based on actual market interest rates at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments of NOVA Chemicals’ plans.

Canadian GAAP requires that actuarial gains and losses be recognized in NOVA Chemicals’ income using a systematic and consistent methodology. For defined benefit pensions, the Company amortizes such gains and losses over the estimated remaining service lifetime of the employee group to the extent these gains or losses exceed 10% of the greater of the accrued benefit obligation or market value of assets. This alternative avoids recognizing into income large unrealized gains or losses in individual years. Immediate recognition of such gains and losses would introduce significant volatility into NOVA Chemicals’ earnings. Cumulative unrealized actuarial gains and losses have ranged from a $61 million gain at Dec. 31, 1999, to a $229 million loss at Dec. 31, 2007. On Dec. 31, 2007, unrealized actuarial losses were $229 million.

On Sep. 28, 2007, NOVA Chemicals amended certain defined benefit pension plans in the United States. The amendments provided for benefits to be frozen as of Jan. 1, 2008 and transition relief to be provided to plan participants meeting certain age and service requirements. At the same time, NOVA Chemicals also enhanced benefits under one of its defined contribution plans. These actions serve to ascertain more certainty with regards to pension cost.

A total of $52 million, $65 million and $49 million was contributed in 2007, 2006 and 2005, respectively, to all of NOVA Chemicals’ defined benefit pension plans. The contributions were based on the most recently filed valuations with pension regulators in various countries. NOVA Chemicals contributed $8 million, $8 million and $7 million in 2007, 2006 and 2005, respectively, to the defined contribution plans.

Funding for NOVA Chemicals’ defined benefit pension plans is largely driven by the North American pension plans, as they constitute a significant portion of the Company’s pension plan assets and obligations. For 2008, NOVA Chemicals’ funding is expected to be approximately $40 million as employees accrue additional pension benefits and special payments are made to cover the shortfall between assets and liabilities. Contributions to defined contribution plans for 2008 are expected to be $14 million. The increase in funding to defined contribution plans in 2008 reflects changes made to the Company’s U.S. pension plans discussed above.

Management’s Discussion & Analysis  57

Income Taxes. The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current and future years for events that have been recognized in NOVA Chemicals’ financial statements or tax returns. Judgment is required in assessing future tax consequences. Variations in the actual outcome of these future tax consequences could materially impact NOVA Chemicals’ financial position or results of operations.

NOVA Chemicals has a valuation allowance and a tax reserve to provide for uncertain tax positions. The valuation allowance is used in situations where it is uncertain that the recorded tax benefit can be utilized in the future. This allowance primarily relates to the uncertain utilization of tax loss carryforwards. The allowance was increased by $14 million in 2007, $226 million in 2006 and $16 million in 2005. The tax reserve is used to provide for potential disputes with tax authorities. During 2007, the reserve was reduced by $13 million due to the successful resolution of a dispute with the Belgian tax authorities. There were no changes to the tax reserve in 2006 and 2005

Accounting Standards

CANADIAN INSTITUTE OF CHARTERED ACCOUNTANTS (CICA) 1506, CHANGES IN ACCOUNTING POLICIES AND ESTIMATES AND ERRORS

This new standard applies to fiscal years beginning on or after Jan. 1, 2007. It provides that an entity is permitted to change accounting policies only when it is required by a primary source of GAAP, or when the change results in a reliable and more relevant presentation in the financial statements.

CICA 1530, COMPREHENSIVE INCOME

Adopted by NOVA Chemicals on Jan. 1, 2007, this standard establishes standards for reporting and presentation of comprehensive income (loss), which is defined as the change in equity from transactions and other events and circumstances from non-owner sources. As a result of adopting CICA Section 1530, two new statements, Consolidated Statements of Changes in Shareholders’ Equity and Consolidated Statements of Comprehensive Income (Loss), have been presented. Comprehensive income (loss) is composed of NOVA Chemicals’ net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains (losses) on available for sale financial assets, foreign currency translation gains (losses) on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges (not including the amount of ineffectiveness, if any), all net of income taxes. The components of comprehensive income (loss) are disclosed in the Consolidated Statements of Changes in Shareholders’ Equity and Consolidated Statements of Comprehensive Income (Loss).

CICA 3251, EQUITY

This standard establishes rules for the presentation of equity and changes in equity during the reporting periods. The requirements of this Section have been effected in the presentation of the Consolidated Statements of Changes in Shareholders’ Equity. This standard was adopted by NOVA Chemicals on Jan. 1, 2007.

CICA 3862, FINANCIAL INSTRUMENTS — DISCLOSURE AND CICA 3863, FINANCIAL INSTRUMENTS

These two standards replace CICA Section 3861, Financial Instruments — Disclosure and Presentation. The new standards revise and enhance the disclosure requirements and carry forward, substantially unchanged, the presentation requirements. These new standards emphasize the significance of financial instruments for the entity’s financial position and performance, the nature and extent of risks arising from financial instruments and how these risks are managed. These new standards are applicable to interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2007. NOVA Chemicals has chosen to early adopt these new standards as of Dec. 31, 2007.

CICA 3855, FINANCIAL INSTRUMENTS — RECOGNITION AND MEASUREMENT AND CICA 3865, HEDGES

These standards are effective for interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2006. The required effective date for NOVA Chemicals was Jan. 1, 2007. CICA 3855 is intended to harmonize Canadian, U.S. and International Financial Reporting Standards (IFRS) and establishes standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. Previous standards addressed disclosure and presentation matters only. All financial instruments, including derivatives, are included on the Consolidated Balance Sheets and are measured at fair value, except for held to maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. CICA 3855 also requires financial and non-financial derivative instruments to be measured at fair value and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with NOVA Chemicals’

58   Management’s Discussion & Analysis

expected purchase, sale or usage requirements. Certain derivatives embedded in non-derivative contracts must also be measured at fair value. Any changes in fair value of recognized derivatives are included in net income in the period in which they arise unless specific hedge accounting criteria are met. Also, it is NOVA Chemicals’ policy that transaction costs related to all financial assets and liabilities be added to the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are recognized immediately in net income. Because the standard requires long-term debt to be measured at amortized cost, certain deferred debt discount and issuance costs that were previously reported as long-term assets on the Consolidated Balance Sheets were reclassified on a prospective basis and are now being reported as a reduction of the respective debt obligations ($17 million was reclassified as of Jan. 1, 2007). CICA 3865, which replaces and expands AcG-13, Hedging Relationships and the hedging guidance in CICA 1650, Foreign Currency Translation sets the standards for when and how hedge accounting may be applied, further restricting which hedging relationships qualify for hedge accounting. Also included in the standard is the concept that the ineffective portion of an otherwise qualifying hedging relationship would be included in earnings of the period. Hedge accounting ensures the recording, in the same period, of counterbalancing gains, losses, revenues and expenses from designated derivative financial instruments as those related to the hedged item. As a result of adopting CICA 3865, NOVA Chemicals has reclassified, on a prospective basis from various current and long-term liability accounts to Long-term debt on the Consolidated Balance Sheets, a deferred gain of $4 million which represented the remaining gain on settlement of a derivative instrument previously (under AcG-13) designated as a hedge.

CICA 3251, EQUITY AND CICA 3861, FINANCIAL INSTRUMENTS - DISCLOSURE & PRESENTATION

The standards were updated in October 2006 for additional disclosure and presentation requirements to comply with CICA 3855, CICA 3865 and CICA 1530. NOVA Chemicals adopted the disclosure and presentation changes, as required, effective Jan. 1, 2007.

EIC 166, ACCOUNTING POLICY FOR TRANSACTION COSTS

This standard, issued by the Emerging Issues Committee (EIC) requires an entity to disclose the accounting policy for transaction costs for all financial assets/liabilities other than those classified as held for trading. Transaction costs can either be recognized in net income or added to the initial carrying amount of the asset/liability it is directly attributable to. The same accounting policy must be chosen for all similar financial instruments, but a different accounting policy may be chosen for financial instruments that are not similar. EIC 166 should be applied retrospectively to transaction costs accounted for in accordance with CICA Section 3855 in financial statements issued for interim and annual periods ending on or after Sept. 30, 2007. NOVA Chemicals’ accounting policy with respect to transaction costs has been to capitalize all transaction costs for all financial instruments (except for those classified as held for trading). This policy did not change as a result of adopting EIC 166.

EIC 162, STOCK-BASED COMPENSATION FOR EMPLOYEES ELIGIBLE TO RETIRE BEFORE THE VESTING DATE

This standard, issued by the EIC, clarifies inconsistencies regarding accounting for stock-based awards granted to employees who are either eligible for retirement at the grant date or will be eligible before the end of the vesting period. Compensation costs for stock-based awards for employees eligible to retire at the grant date must be recognized at the grant date. Compensation costs for stock-based awards for employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date on which the employee becomes eligible to retire. Application of this standard has resulted in acceleration of the recognition of stock-based compensation expenses. EIC 162 is to be applied retroactively, with restatement of prior periods and is effective for interim and annual periods ending on or after Dec. 31, 2006. Accordingly, NOVA Chemicals adopted EIC 162 in the fourth quarter of 2006. Prior periods presented have been retroactively adjusted, reducing net loss in 2005 by $3 million ($0.04 per share diluted).

MEASUREMENT DATE

Effective Jan. 1, 2006, NOVA Chemicals changed the measurement date for reporting related to its defined benefit plans from Nov. 30 to Dec. 31. This change in measurement date has been used consistently in 2007 and will be for future periods. The change in measurement date had no significant impact on the 2006 Consolidated Financial Statements.

Market and Regulatory Risk

The Audit, Finance and Risk Committee of NOVA Chemicals’ Board of Directors regularly reviews foreign exchange, interest rate and commodity hedging activity and monitors compliance with the Company’s hedging policy. NOVA Chemicals’ policy prohibits the use of financial instruments for speculative purposes and limits hedging activity to the

Management’s Discussion & Analysis   59

underlying net economic exposure. See additional information in Note 20 on page 107. Additional risks inherent in the Company’s business and operations are discussed in the Company’s Annual Information Form among other publicly filed disclosures.

FOREIGN EXCHANGE HEDGING

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations. As a result, the Company is exposed to currency risks from its investing, financing and operating activities. Risks from foreign currencies may be hedged using cash contracts, spot contracts, forward contracts and swap transactions to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with the Company’s foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out NOVA Chemicals’ cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into NOVA Chemicals’ functional currency are generally not hedged; however, NOVA Chemicals may decide to hedge this risk under certain circumstances.

COMMODITY PRICE RISK MANAGEMENT AND HEDGING

NOVA Chemicals sells petrochemical products at prices denominated in various currencies, purchases energy commodities, invests in foreign operations, issues short- and long-term debt, including amounts in foreign currencies; and utilizes a number of stock-based compensation plans. These activities result in exposures to fluctuations in foreign currency exchange rates, commodity prices, interest rates and common stock prices. NOVA Chemicals may choose to modify these exposures by entering into contractual arrangements (derivatives), which reduce the exposure by creating offsetting positions. Derivative instruments are used only for economic hedges of foreign exchange rate, commodity price, interest rate and stock price volatility risks. NOVA Chemicals enters into derivative financial instruments with high credit quality counterparties and diversifies its positions among such counterparties in order to reduce its exposure to credit losses. In addition, the credit risk of financial instruments with a positive fair value is minimized by way of limit management, which sets individual relative and absolute figures for risk exposure depending on the counterparty’s credit rating. The Company has not experienced any credit losses on derivatives during the three-year period ended Dec. 31, 2007. Negative fair value is also minimized by way of limit management. If the aggregate negative fair value is at or above the corporate market risk limit, the appropriate level of management must be immediately notified and an appropriate course of action will be determined. These derivative instruments are not utilized for trading or speculative purposes.

NOVA Chemicals uses commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. The extent to which commodity-based derivatives are used depends on market conditions and requires adherence to the Company’s hedging policy. NOVA Chemicals limits its positions in futures markets to proprietary feedstock requirements and does not use derivative instruments for speculative purposes.

NOVA Chemicals may choose to use commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate against adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements.

When considered appropriate, NOVA Chemicals enters into interest rate swaps in order to manage the fixed and floating interest rate mix on its long-term debt portfolio. The interest rate swap agreements generally involve the periodic exchange of payments without the exchange of the notional principal amounts upon which the payments are based.

Changes in the fair value of derivative instruments are reported in income or Accumulated Other Comprehensive Income (AOCI), depending on the use of the derivative and whether it qualifies for hedge accounting treatment under the provisions of CICA 3865, Hedges. Unrealized gains and losses on derivative instruments qualifying as cash flow hedges are recorded in AOCI to the extent the hedges are effective, until the underlying transactions are recognized in Feedstock and operating costs on the Consolidated Statements of Income (Loss). To the extent effective, unrealized gains and losses on derivative and non-derivative instruments used as hedges of the Company’s net investment in foreign operations are recorded in AOCI. The ineffective portions of cash flow hedges and hedges of net investment in foreign operations, if any, are recognized in income immediately.

60   Management’s Discussion & Analysis

Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are recognized in Feedstock and operating costs on the Consolidated Statements of Income (Loss) in the same accounting period. Unrealized gains and losses on derivative instruments that do not qualify or are not designated as hedges are marked-to-market at the end of each accounting period with the results included in feedstock and operating costs on the Consolidated Statements of Income (Loss).

EQUITY FORWARD CONTRACTS

Equity forward contracts are used to manage exposures to fluctuations in NOVA Chemicals’ stock-based compensation costs, as the costs of the plans vary as the market price of the underlying common shares changes. For further details on NOVA Chemicals’ equity forward contracts, see Stock-Based Compensation, Forward Transactions and Profit Sharing on page 47.

CREDIT RISK MANAGEMENT

NOVA Chemicals is exposed to credit risk on financial instruments in cases where a counterparty to an instrument fails to make payment of unrealized gains. The Company has established a limit on contingent exposure for each counterparty, based on the counterparty’s credit rating. Credit exposure is managed through credit approval and monitoring procedures. Concentration of credit risk can result primarily from receivables, as certain customer groups are located in the same geographic area and operate in the same industry. NOVA Chemicals manages its credit risk relating to these receivables through credit approval and monitoring procedures.

GOVERNMENT REGULATION AND ENVIRONMENTAL PROTECTION

Like other companies in the plastics and chemical industries, NOVA Chemicals is subject to extensive environmental laws and regulations at all levels of government. These laws and regulations concern the manufacturing,processing and importation of certain petrochemical substances; discharges or releases (air, land or water); and the generation, handling, storage, transportation, treatment, disposal and clean-up of regulated materials. Although NOVA Chemicals believes that its businesses, operations and facilities are being operated in material compliance with applicable environmental laws and regulations, the operation of any petrochemical facility and the distribution of petrochemical products involve the risk of accidental discharges of toxic or hazardous materials, personal injury and property and environmental damage.

Furthermore, applicable environmental laws and regulations are complex, change frequently and provide for substantial fines, regulatory penalties and criminal sanctions in the event of non-compliance. In addition, substantial costs can sometimes result from orders that require rectification of environmental conditions. NOVA Chemicals cannot provide assurance that it will not incur substantial costs or liabilities as a result of such occurrences or the enforcement of environmental laws.

From time-to-time, NOVA Chemicals has entered into various consent agreements or been subject to administrative orders for pollution abatement or remedial action. Under some environmental laws, NOVA Chemicals may be subject to strict and, under certain circumstances, joint and several liability for the costs of environmental contamination on or from its properties and at off-site locations where NOVA Chemicals disposed of or arranged for disposal or treatment of hazardous substances and may also incur liability for related damages to natural resources. NOVA Chemicals has been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or its state equivalents, at several third-party sites. NOVA Chemicals cannot provide assurance that significant costs will not be incurred.

In 1985, NOVA Chemicals adopted the Responsible Care initiative as the basis for its overall safety, health, environment, security and risk program. Responsible Care is a global chemical industry performance initiative created by the Canadian Chemical Producers’ Association (CCPA) in 1985 and adopted by the American Chemistry Council (ACC) in the United States in 1988. Responsible Care is currently practiced by chemical industry associations in more than 53 countries worldwide. Responsible Care requires participants to commit to the responsible management of the total life cycle of their products. In 2006, the ACC honored NOVA Chemicals as co-winner of their Responsible Care Leadership award in the medium-sized company category. The award recognizes outstanding leadership and performance under the Responsible Care initiative.

Management’s Discussion & Analysis   61

NOVA Chemicals is active in a number of voluntary environmental initiatives to reduce emissions and wastes from its facilities. NOVA Chemicals participates in the CCPA’s National Emissions Reduction Master plan and is also directly involved in the Canadian Chemical Industry’s Environmental Performance Memoranda of Understanding with the Federal, Ontario and Alberta governments, which is a voluntary program designed to achieve reductions in air emissions from the chemical industry. Through a greenhouse gas emissions management program, NOVA Chemicals is committed to economically viable solutions to climate change concerns. This includes NOVA Chemicals’ participation in the joint venture with ATCO Power Canada Ltd. and EPCOR Power Development Corporation to operate a natural gas-fired cogeneration power plant at its production site at Joffre, Alberta. This joint venture has substantially reduced greenhouse gas emissions when compared with supplying the electrical needs of the Joffre site from Alberta’s primarily coal-fired electrical generation facilities.

In 2002, Canada ratified the Kyoto Protocol thereby committing it to legislating reductions in air emissions that contribute to climate change.

On Apr. 27, 2007, the Canadian federal government released its plan for industrial air emission reductions with its “Turning the Corner” plan including an ultimate goal of reducing greenhouse gas emissions by 20% from 2006 levels by the year 2020 and by 60 to 70% by 2050. Existing facilities will be required to reduce greenhouse gas emissions intensity by 18% from 2006 levels beginning in the year 2010. The federal plan will be implemented through a series of amendments to existing regulations, which are expected to begin in the spring of 2008. As a result, legally binding greenhouse gas emission reduction targets will be imposed on NOVA Chemicals’ operations in Canada.

In addition to the anticipated federal regulations, most of the Canadian provinces are also contemplating some form of greenhouse gas emissions reduction legislation. In Alberta, the Specified Gas Emitters Regulation under the Climate Change and Emissions Management Act came into force on July 1, 2007, imposing annual reductions targets on facilities that emit greenhouse gases. Established facilities are required to reduce carbon dioxide equivalent gases by 12% from a 2003-2006 average emissions intensity (baseline). Baseline emissions data were required to be submitted by each facility by Dec. 31, 2007. Alberta’s ultimate goal is to reduce greenhouse gas emission relative to gross domestic product by 50% from 1990 levels by 2020.

There is no national greenhouse gas emissions reduction program that imposes reduction targets in the United States, but some states have announced an intention to implement such programs and NOVA Chemicals’ operations in the United States could have targets imposed. INEOS NOVA’s European operations are also located in countries where greenhouse gas emission targets are currently being imposed.

NOVA Chemicals is developing and implementing a variety of initiatives to reduce greenhouse gas emissions and improve energy efficiency across its operations. Due to the uncertainty of long-term regulatory requirements, NOVA Chemicals cannot provide assurance that it will not incur substantial costs to meet greenhouse gas emission reduction requirements or whether they will be material.

Management’s Discussion & Analysis   62

Summarized Quarterly Financial Information

three months ended
(millions of U.S. dollars, except where noted)	2007				2006
	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Revenue	$1,795	$1,755	$1,676	$1,506	$1,635	$1,712	$1,619	$1,553
Operating income (loss)	$ 114	$ 188	$ 150	$ 101	$ (837)	$ 13	$ 107	$ 37
Net income (loss)	$ 126	$ 97	$ 80	$ 44	$ (781)	$ (24)	$ 106	$ (4)
Net income (loss) per common share
— Basic	$ 1.52	$ 1.17	$ 0.97	$ 0.53	$ (9.46)	$ (0.29)	$ 1.28	$ (0.05)
— Diluted	$ 1.51	$ 1.16	$ 0.96	$ 0.53	$ (9.46)	$ (0.29)	$ 1.27	$ (0.05)

Weighted-average common shares outstanding (millions)
— Basic	83.0	83.0	82.9	82.7	82.6	82.6	82.5	82.5
— Diluted	83.4	83.8	83.7	83.5	82.6	82.6	83.2	82.5

QUARTERLY EARNINGS TRENDS

The improvement in net income in the first quarter of 2007 was due to strengthening margins, cost reductions and mark-to-market unrealized gains on feedstock derivatives ($17 million after-tax) offset somewhat by the negative impact of the Canadian rail strike ($8 million after-tax). Net income increased in the second quarter due to significant margin improvement in the Olefins/Polyolefins business unit. While market ethylene and polyethylene price increases were offset by higher feedstock costs on the U.S. Gulf Coast, NOVA Chemicals’ feedstock costs increased only slightly resulting in improved margins. The Alberta Advantage was significant in the second quarter at approximately 13 cents per pound. In the third and fourth quarters, the Olefins/Polyolefins business unit reported record EBITDA due to strong domestic and export demand and improving margins as price increases exceeded feedstock cost changes. Margins improved as industry price increases, driven by rising market feedstock costs outpaced the Company’s Alberta based feedstock costs. The Alberta Advantage averaged a record 27 cents per pound by year-end; 17 cents per pound on average for the full year. As previously mentioned, several non-recurring items also impacted NOVA Chemicals’ earnings in 2007 including restructuring charges of $55 million after-tax, $25 million impact of a stronger Canadian Dollar, Canadian federal tax-rate reduction benefit of $65 million, $13 million non-cash tax benefit associated with a Belgium tax case, the Canadian rail strike negative impact of $8 million after-tax and the sale of the previously shutdown Chesapeake, Virginia, facility and other incidental land of $14 million after-tax.

The net loss in the first quarter of 2006 was primarily the result of the extended Corunna facility shutdown for maintenance and modernization work, and the accrued severance costs associated with the closure of the Chesapeake, Virginia facility. In addition, margins eroded due to selling prices falling at a faster rate than feedstock costs. Net income in the second quarter was favorably impacted by Canadian tax rate reductions of $60 million, the Corunna site beginning expanded operations and improved ethylene and PE margins. The third-quarter loss was primarily related to North American restructuring costs and the costs associated with the closure of the Carrington, UK site. The third quarter also saw the highest quarterly EBITDA for the Company’s Olefins/Polyolefins business unit to such date as polyethylene and ethylene price increases outpaced higher feedstock costs. The fourth quarter net loss was largely due to the one-time, non-cash write-down of the STYRENIX business unit assets, however business operating performance also suffered. Despite unusually high sales volumes in the Olefins/Polyolefins business unit, PE and ethylene pricing declined from the third quarter by 16% and 12%, respectively. This was due in large part to de-stocking as converters worked off excess inventories in anticipation of the 2006 hurricane season, which did not result in disruptions as in 2005. Similarly, styrene and the Performance Styrenics unit’s products such as EPS also saw price declines, although not as dramatic as in the Olefins/Polyolefins business.

FOURTH QUARTER 2007 OVERVIEW

The Company filed its Management’s Discussion & Analysis for the fourth quarter of 2007 (the “Fourth Quarter MD&A”) with the Canadian securities administrators and the U.S. Securities and Exchange Commission on Jan. 31, 2008. The Fourth Quarter MD&A is hereby incorporated by reference into this MD&A for the year ended Dec. 31, 2007.

Management’s Discussion & Analysis   63

Share Data

Common Shares Issued and Outstanding

	For the period ended
(number of shares)	February 7, 2008	2007	2006	2005
Beginning of period	83,054,528	82,561,272	82,364,899	84,268,293
Issued upon exercise of options	43,445	493,256	196,373	695,157
Repurchased	—	—	—	(2,598,551)
End of period	83,097,973	83,054,528	82,561,272	82,364,899

Employee Incentive Stock Options

	For the period ended
(number of shares)	February 7, 2008	2007	2006	2005
Beginning of period	4,054,567	5,478,697	5,107,611	5,849,131
Granted	223,550	174,100	1,007,259	532,750
Exercised	(56,502)	(1,547,696)	(567,795)	(1,257,857)
Cancelled	(4,138)	(50,534)	(68,378)	(16,413)
End of period	4,217,477	4,054,567	5,478,697	5,107,611

DISCLOSURE CONTROLS AND PROCEDURES

NOVA Chemicals’ management, with the participation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has evaluated the effectiveness, as at Dec. 31, 2007, of NOVA Chemicals’ disclosure controls and procedures (as defined in Rules 13a-15e and 15d-15e under the United States Securities Exchange Act of 1934) and has concluded that such disclosure controls and procedures are effective.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in NOVA Chemicals’ internal control over financial reporting during the year ended Dec. 31, 2007, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Management has determined that no material change in internal control over financial reporting has occurred as a result of the implementation of the INEOS NOVA joint venture.

ADDITIONAL INFORMATION

Additional information relating to NOVA Chemicals, including the Annual Information Form, is filed with Canadian securities administrators and can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via its Electronic Data Gathering, Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.

64   Management’s Discussion & Analysis

Trademark Information

 is a registered trademark of NOVA Brands Ltd.; authorized use/utilization autorisée.

Advanced SCLAIRTECHTM and SCLAIRTECHTM are trademarks of NOVA Chemicals.

SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

SCLAIR® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorissée.

ARCEL® and DYLARK® are registered trademarks of NOVA Chemicals Inc.

NAS® and ZYLAR® are registered trademarks of INEOS NOVA.

Elemix™, IMxTM and NOVACATTM are trademarks of NOVA Chemicals Inc.

accel-ETM is a trademark of Accelerated Building Technologies, LLC.

TPF Thermo Plastic FlowformingTM and Sheetless ThermoFormingTM are trademarks of LRM Industries, LLC.

LEED® is a registered trademark of the U.S. Green Building Council Non Profit Corporation.

Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council, Inc. (ACC) in the United States.

Trademark Information   65